Exhibit 99.2

Consolidated Financial Statements

(In Canadian dollars)

HUDBAY MINERALS INC.

Years ended December 31, 2011 and 2010

Deloitte & Touche LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto, ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6610
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders and Board of Directors of HudBay Minerals Inc.

We have audited the accompanying consolidated financial statements of HudBay Minerals Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of income, changes in equity, comprehensive income and cash flows for the years ended December 31, 2011 and December 31, 2010 and the notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2011, December 31, 2010 and January 1, 2010 and the results of its operations and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Member of Deloitte Touche Tohmatsu

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants

Licensed Public Accountants

March 7, 2012

Toronto, Canada

Member of Deloitte Touche Tohmatsu

2

HUDBAY MINERALS INC.

Consolidated Balance Sheet

(in thousands of Canadian dollars)

		Dec. 31,	Dec. 31,	Jan. 1,
	Note	2011	2010	2010
Assets
Current assets
Cash and cash equivalents	8	$899,077	$901,693	$886,814
Trade and other receivables	9	40,309	78,168	40,185
Inventories	10	77,150	115,642	125,940
Prepaid expenses and other current assets		13,964	9,994	7,990
Other financial assets	11	3,112	3,795	955
Taxes receivable		4,352	99	15,313
		1,037,964	1,109,391	1,077,197
Receivable	9	5,212	—	—
Inventories	10	5,721	6,052	5,188
Prepaid expenses		1,227	1,884	—
Other financial assets	11	102,193	117,686	86,676
Intangible assets - computer software	12	11,872	7,083	1,967
Property, plant and equipment	13	1,203,045	817,558	796,669
Goodwill	5	68,246	—	—
Deferred tax assets	19b	13,340	23,890	31,334
		$2,448,820	$2,083,544	$1,999,031

Liabilities
Current liabilities
Trade and other payables	14	$163,187	$133,597	111,802
Taxes payable		17,413	33,088	—
Derivative liabilities		1,159	2,767	2,907
Other liabilities	15	14,500	56,453	42,660
		196,259	225,905	157,369
Provisions	16	147,304	112,514	81,021
Pension obligations	17	—	822	63
Other employee benefits	18	100,236	93,066	87,744
Derivative liabilities		—	1,632	7,068
Deferred tax liabilities	19b	189,663	15,786	16,182
		633,462	449,725	349,447
Equity
Share capital	20b	1,020,126	642,161	656,427
Reserves		55,097	50,772	33,280
Retained earnings		737,940	931,464	958,518
Equity attributable to owners of the Company		1,813,163	1,624,397	1,648,225
Non-controlling interests	24	2,195	9,422	1,359
		1,815,358	1,633,819	1,649,584
		$2,448,820	$2,083,544	$1,999,031

Commitments and contingencies (note 27)

On behalf of the Board of Directors:

“J. Bruce Barraclough, FCA”	Director	“John L. Knowles”	Director

HUDBAY MINERALS INC.

Consolidated Income Statement

(in thousands of Canadian dollars, except share and per share amounts)

		Year ended
		December 31
	Note	2011	2010
Revenue	7a	$890,817	$781,032

Cost of sales
Mine operating costs		476,621	431,513
Depreciation and amortization	7b	103,915	116,488
Impairment losses	7g	6,839	—
		587,375	548,001

Gross profit		303,442	233,031

Selling and administrative expenses		38,737	28,192
Exploration and evaluation		46,923	81,729
Other operating income	7e	(3,374)	(812)
Other operating expenses	7e	9,305	13,789
		211,851	110,133

Finance income	7f	(8,770)	(6,351)
Finance expenses	7f	6,605	4,378
Other finance losses	7f	4,991	3,437
Net finance loss		2,826	1,464

Profit before tax		209,025	108,669
Tax expense	19a, d	133,829	68,254

Profit from continuing operations		75,196	40,415
Loss from discontinued operations (net of taxes)	6	(238,784)	(19,398)

(Loss) profit for the year		$(163,588)	$21,017

Attributable to:
Owners of the Company		$(153,895)	$23,971
Non-controlling interests		(9,693)	(2,954)

(Loss) profit for the year		$(163,588)	$21,017

(Loss) earnings per share - basic and diluted: (note 22)
Profit from continuing operations		$0.48	$0.29
Loss from discontinued operations		(1.40)	(0.13)
(Loss) profit for the year		$(0.92)	$0.16

Weighted average number of common shares outstanding (note 22):
Basic		167,863,427	150,636,835
Diluted		167,863,427	151,336,399

HUDBAY MINERALS INC.

Consolidated Statement of Comprehensive Income (Loss)

(in thousands of Canadian dollars)

	Year ended
	December 31
	2011	2010
(Loss) profit for the year	$(163,588)	$21,017

Other comprehensive income (loss) (note 23):
Recognized directly in equity:
Net exchange gain (loss) on translation of foreign operations	15,793	(15,070)
Effective portion of change in fair value of cash flow hedges	6,279	7,523
Change in fair value of available-for-sale financial assets	(49,117)	38,465
Tax effect	5,266	(7,016)
	(21,779)	23,902
Transferred to income statement:
Net exchange loss on translation of foreign operations	20,416	—
Change in fair value of cash flow hedges	(992)	(3,267)
Change in fair value of available-for-sale financial assets	5,367	(2,163)
Tax effect	(485)	1,323
	24,306	(4,107)
Total other comprehensive income for the year (net of tax)	2,527	19,795
Total comprehensive (loss) income for the year	$(161,061)	$40,812

Attributable to:
Owners of the Company	(151,472)	44,092
Non-controlling interests	(9,589)	(3,280)

Total comprehensive (loss) income for the year	$(161,061)	$40,812

HUDBAY MINERALS INC.

Consolidated Statement of Changes in Equity

(in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital	Other capital reserves	Foreign currency translation reserve	Available- for-sale reserve	Hedging reserve	Retained earnings	Total	Non-controlling interests	Total equity
Balance, Jan. 1, 2010	$656,427	$26,484	$—	$11,718	$(4,922)	$958,518	$1,648,225	$1,359	$1,649,584

Total comprehensive income (loss) for the year:
Profit (loss)	—	—	—	—	—	23,971	23,971	(2,954)	21,017
Other comprehensive (loss) income (note 23)	—	—	(14,744)	31,847	3,018	—	20,121	(326)	19,795
Total comprehensive (loss) income	—	—	(14,744)	31,847	3,018	23,971	44,092	(3,280)	40,812

Contributions by and distributions to owners
Share repurchases	(21,147)	(3,399)	—	—	—	(35,763)	(60,309)	—	(60,309)
Share issue costs	—	—	—	—	—	(361)	(361)	—	(361)
Share based payment expense	—	2,401	—	—	—	—	2,401	—	2,401
Stock options exercised	6,881	(1,631)	—	—	—	—	5,250	—	5,250
Dividends	—	—	—	—	—	(14,901)	(14,901)	—	(14,901)
Total contributions by and distributions to owners	(14,266)	(2,629)	—	—	—	(51,025)	(67,920)	—	(67,920)

Change in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	11,343	11,343

Balance, Dec. 31, 2010	$642,161	$23,855	$(14,744)	$43,565	$(1,904)	$931,464	$1,624,397	$9,422	$1,633,819

HUDBAY MINERALS INC.

Consolidated Statement of Changes in Equity

(in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital	Other capital reserves	Foreign currency translation reserve	Available- for-sale reserve	Hedging reserve	Retained earnings	Total	Non-controlling interest	Total equity

Balance, Jan. 1 2011	$642,161	$23,855	$(14,744)	$43,565	$(1,904)	$931,464	$1,624,397	$9,422	$1,633,819
Total comprehensive income (loss) for the year:
Loss	—	—	—	—	—	(153,895)	(153,895)	(9,693)	(163,588)
Other comprehensive income (loss) (note 23)	—	—	36,105	(37,404)	3,722	—	2,423	104	2,527
Total comprehensive income (loss)	—	—	36,105	(37,404)	3,722	(153,895)	(151,472)	(9,589)	(161,061)

Contributions by and distributions to owners
Shares issued for acquisition	345,119	—	—	—	—	—	345,119	—	345,119
Share issue costs	(239)	—	—	—	—	—	(239)	—	(239)
Share-based payment expense	—	1,965	—	—	—	—	1,965	—	1,965
Stock options exercised	216	(63)	—	—	—	—	153	—	153
Dividends	—	—	—	—	—	(34,346)	(34,346)	—	(34,346)

Total contributions by and distributions to owners	345,096	1,902	—	—	—	(34,346)	312,652	—	312,652

Change in ownership interests in subsidiaries that do not result in a loss of control	32,869	—	—	—	—	(5,283)	27,586	2,362	29,948
Balance, Dec. 31, 2011	$1,020,126	$25,757	$21,361	$6,161	$1,818	$737,940	$1,813,163	$2,195	$1,815,358

HUDBAY MINERALS INC.

Consolidated Statement of Cash Flows

(in thousands of Canadian dollars)

		Year ended
		December 31
	Note	2011	2010

Cash generated from (used in) operating activities:

Profit from continuing operations		$75,196	$40,415
Add back: tax expense from continuing operations		133,829	68,254
Profit before tax		209,025	108,669
Loss from discontinued operations		(238,784)	(19,398)
		(29,759)	89,271

Items not affecting cash:
Depreciation and amortization	7b	104,601	116,740
Share-based payment expense	7c	3,037	6,131
Net finance income		(2,165)	(1,973)
Change in fair value of derivatives		4,298	(3,636)
Items reclassified from other comprehensive income		(2,212)	(5,429)
Impairment losses	7f, g	13,426	—
Loss from discontinued operations	6	238,784	19,398
Gain on disposition	7e	(2,453)	—
Other		(506)	(3,594)
Operating finance fees paid		(318)	(306)
Operating cash flows of discontinued operations		(2,126)	(13,322)
Change in non-cash working capital	29	15,791	7,619
Taxes paid		(90,179)	(15,736)
		250,219	195,163

Cash generated from (used in) investing activities:
Interest received		8,468	5,664
Proceeds on disposition of assets		154,709	8,051
Acquisition of property, plant and equipment		(241,617)	(112,785)
Acquisition of intangible assets		(5,692)	(4,691)
Acquisition of investments		(44,488)	(52,619)
Acquisition of subsidiary, net of cash acquired	5	(94,855)	—
Release of restricted cash		2,713	54,626
Sale of short-term investments		20,115	—
Acquisition of non-controlling interests	5	(11,476)	—
Investing cash flows of discontinued operations		(7,163)	(94)
		(219,286)	(101,848)

Cash generated from (used in) financing activities:
Repurchase of common shares		—	(63,294)
Share issue costs		(237)	—
Proceeds from exercise of stock options		145	5,253
Financing costs		(2,059)	(2,668)
Dividends paid	20	(34,346)	(14,901)
		(36,497)	(75,610)

Effect of movement in exchange rates on cash and cash equivalents		2,948	(2,826)
Net (decrease) increase in cash and cash equivalents		(2,616)	14,879
Cash and cash equivalents, beginning of year		901,693	886,814
Cash and cash equivalents, end of year		$899,077	$901,693

For supplemental information, see note 29.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

1.                   Reporting entity

HudBay Minerals Inc. (the “Company”) is a Canadian company continued under the Canada Business Corporations Act on October 25, 2005. The address of the Company’s principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The consolidated financial statements of the Company for the year ended December 31, 2011 represent the financial position and results of operations of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Significant subsidiaries include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited (“HBED”), HudBay Marketing and Sales Inc. (“HMS”), HudBay Peru S.A.C., (“Hudbay Peru”) (previously named Norsemont Mining Inc.), St. Lawrence Zinc Company LLC (“St. Lawrence”), HudBay Michigan Inc. and HudBay Metal Marketing Inc.

Hudbay is a Canadian integrated mining company with shares listed under the symbol “HBM” on the Toronto and New York stock exchanges. With assets in North and South America, Hudbay produces copper concentrate (containing copper, gold and silver) and zinc metal and is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns copper/zinc/gold mines, ore concentrators and zinc production facilities in northern Manitoba and Saskatchewan and a copper project in Peru. The Group also has investments in a number of exploration companies with promising mineral properties. Hudbay’s mission is to create sustainable value through increased commodity exposure on a per share basis for its shareholders.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

2.                   Basis of preparation

(a)              Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These are the Group’s first annual IFRS consolidated financial statements, and IFRS 1, First-time Adoption of International Financial Reporting Standards, has been applied. These consolidated financial statements have been prepared on a going concern basis as management believes there are no uncertainties that lead to significant doubt the entity can continue as a going concern in the foreseeable future.

Note 31 contains an explanation of the effect of transition to IFRS on the Group’s reported financial position, financial performance and cash flows, including reconciliations of equity and profit for comparative periods reported under Canadian generally accepted accounting principles (“GAAP”) to those reported for those periods under IFRS.

The Board of Directors approved these consolidated financial statements on March 7, 2012.

(b)              Functional and presentation currency:

The Group’s consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

(c)               Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the balance sheet:

•                                Derivatives, other financial instruments at fair value through profit or loss and available-for-sale financial assets are measured at fair value.

•                                Liabilities for cash-settled share-based payment arrangements are measured at fair value.

•                                A defined benefit asset is recognized as the net total of the plan assets, unrecognized past service costs and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.

(d)              Use of judgment:

The preparation of the consolidated financial statements in conformity with IFRS requires the Group to make judgments, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Significant areas where the Group applies judgment include:

•                      Acquisition method accounting (notes 3a and 5)

•                      Taxes (notes 3o and 19)

•                      In process inventory quantities and provision for inventory obsolescence (note 3f)

•                      Property, plant and equipment

•                       Cost allocations for mine development (note 3j)

•                       Mining properties expenditures capitalized (note 3i(ii))

•                       Determining when exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment (notes 3h)

•                      Assessment of impairment, including determination of cash-generating units and assessing for indications of impairment (notes 3j and 6)

•                      Recoverability of exploration and evaluation assets, including determination of cash-generating units and assessing for indications of impairment (notes 3h and 3j)

(e)               Use of estimates:

The preparation of the consolidated financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The Group reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that the Group believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized prospectively in the period in which the estimates are revised and in any future periods affected.

Significant areas where the Group applies estimates include:

Estimates that affect multiple areas of the financial statements:

•                      Estimating mineral reserves and resources

•                      Acquisition method accounting (notes 3a and 5)

•                      Estimates of fair value of financial instruments (notes 3c, 3n and 26)

•                      Taxes (notes 3o and 19)

Asset-based estimates (these estimates also affect other areas of the financial statements):

•                      In-process inventory quantities and provision for inventory obsolescence (note 3f)

•                      Property, plant and equipment

•                       Units-of-production depreciation (note 3i)

•                       Plant and equipment estimated useful lives and residual values (note 3i)

•                      Assessment of impairment, including the determination of recoverable amount (notes 3j and 6)

Liability-based estimates (these estimates also affect other areas of the financial statements):

•                      Pensions and other employee benefits (notes 3(l), 17 and 18)

•                      Decommissioning, restoration and similar liabilities (notes 3m and 16)

•                      Contingent liabilities (note 27)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Estimates that relate mainly to the income statement:

•                      Assaying used to determine revenue (note 3c)

There are numerous uncertainties inherent in estimating mineral reserves and resources, including many factors beyond the Group’s control. Ore reserves and resources are estimated based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. Complex geological judgments are required to interpret this data. Changes in management’s assumptions, including economic assumptions such as metal prices and market conditions, could have a material effect on the Group’s financial position and results of operation. Changes in the reserve or resource estimates may affect:

•                      The carrying value of exploration and evaluation assets, capital works in progress, mining properties and plant and equipment;

•                      Depreciation expense for assets depreciated either on a unit-of-production basis or on a straight-line basis where useful lives are restricted by the life of the related mine or plan;

•                      The provision for decommissioning, restoration and similar liabilities; and

•                      The carrying value of deferred tax assets.

The Group estimates mineral reserves and resources to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and restoration costs, as well as long-term commodity prices and foreign exchange rates.

3.                   Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS balance sheet as at January 1, 2010 for the purposes of the transition to IFRS. These accounting policies set out below have been applied consistently by all Group entities.

(a)              Basis of consolidation:

Intercompany balances and transactions are eliminated upon consolidation. When a Group entity transacts with an associate or jointly controlled entity of the Group, unrealized profits and losses are eliminated to the extent of the Group’s interest in the relevant associate or joint venture. The accounting policies of Group entities are changed when necessary to align them with the policies adopted by the Company.

Subsidiaries

A subsidiary is an entity controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Interests in joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control. Joint control exists when strategic financial and operating policy decisions relating to the activities of a joint venture require the unanimous consent of the parties sharing control.

When the Group undertakes its activities under joint venture arrangements directly, the Group’s share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognized in the financial statements and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group’s share of the output of jointly controlled assets, and its share of joint venture expenses, are recognized when it is probable that the economic benefits associated with the transactions will flow to or from the Group and their amount can be measured reliably.

To the extent that the Group has an interest in jointly controlled entities, which are those joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest, the Group will use proportionate consolidation to account for its interest. Under proportionate consolidation, the Group combines its share of the assets, liabilities, income and expenses of jointly controlled entities with the equivalent items in the consolidated financial statements on a line-by-line basis. Any goodwill arising on the acquisition of the Group’s interest in a jointly controlled entity is accounted for in accordance with the Group’s accounting policy for goodwill arising in a business combination.

Non-controlling interests

Non-controlling interests in subsidiaries are identified separately from the Group’s equity in the subsidiaries. The interests of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Business combinations and goodwill

When the Group makes an acquisition, it first determines whether the assets acquired and liabilities assumed constitute a business, in which case the acquisition requires accounting as a business combination. Management applies judgment in determining whether the acquiree is capable of being conducted and managed for the purpose of providing a return, considering the inputs of the acquiree and processes applied to those inputs that have the ability to create outputs.

The Group applies the acquisition method of accounting to business combinations, whereby the goodwill is measured at the acquisition date as the fair value of the consideration transferred including the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (fair value) of assets acquired and liabilities and contingent liabilities assumed (identifiable net assets) on the basis of fair value at the date of acquisition. When the excess is negative, a bargain purchase gain is recognized immediately in the income statement. The assessment of fair values on acquisition includes those mineral reserves and resources that are able to be reliably measured. In determining these fair values, management must also apply judgment in areas including future cash flows, metal prices, exchange rates and appropriate discount rates. Changes in such estimates and assumptions could result in significant differences in the amount of goodwill recognized.

The consideration transferred is the aggregate of the fair values at the date of acquisition of the sum of the assets transferred, the liabilities incurred or assumed, and the equity instruments issued by the acquirer in exchange for control of the acquiree. Acquisition-related costs are recognized in the income statement as incurred, unless they relate to issue of debt or equity securities.

Where applicable, the consideration transferred includes any asset or liability resulting from a contingent consideration arrangement and measured at its acquisition date fair value. Subsequent changes in such fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as an asset or liability are accounted for in accordance with relevant IFRS. Changes in the fair value of contingent consideration classified as equity are not recognized.

Where a business combination is achieved in stages, the Group’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date, which is the date the Group attains control, and any resulting gain or loss is recognized in the income statement. Amounts previously recognized in other comprehensive income related to interests in the acquiree prior to the acquisition date are reclassified to the income statement, where such treatment would be appropriate if that interest were disposed of.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Goodwill is allocated to the lowest level at which it is monitored for internal management purposes and is not larger than an operating segment before aggregation. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the determination of any gain or loss on disposal. An impairment loss in respect of goodwill is not reversed.

Goodwill is not amortized and is tested for impairment annually and whenever there is an indication of impairment for intangible assets with indefinite useful lives. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is determined as the higher of fair value less direct costs to sell and the asset’s value in use.

Fair value for mineral interests and related goodwill is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Group’s continued use and cannot take into account future development.

The weighted average cost of capital of the Group or comparable market participants is used as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual cash generating units operate and the specific risks related to the development of the project.

Where the asset does not generate cash flows that are independent of other assets, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs. If the carrying amount of an asset or cash generating unit exceeds its recoverable amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. An impairment loss is recognized as an expense in the consolidated income statement.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(b)              Translation of foreign currencies:

Management determines the functional currency of each Group entity as the currency of the primary economic environment in which the entity operates.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates in effect at the transaction dates.

At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency using the closing exchange rate. Non-monetary assets and liabilities measured at fair value are translated using the exchange rates at the date when fair value was determined. Non-monetary assets and liabilities measured at historical cost in a foreign currency are translated using exchange rates that were in effect at the transaction dates. The same translations are applied when an entity prepares its financial statements from books and records maintained in a currency other than its functional currency, except revenues and expenses may be translated at monthly average exchange rates that approximate those in effect at the transaction dates.

Foreign currency gains and losses arising on translation are recognized in the income statement, except for differences arising on translation of available-for-sale equity instruments, a financial liability designated as a hedge of a net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income.

Foreign operations

For the purpose of the consolidated financial statements, assets and liabilities of Group entities that have functional currencies other than the Canadian dollar are translated to Canadian dollars at the reporting date using the closing exchange rate. Revenue and expenses are translated at monthly average exchange rates that approximate those in effect at the transaction dates. Differences arising from these foreign currency translations are recognized in other comprehensive income and presented within equity in the foreign currency translation reserve. When a foreign operation is disposed, the relevant exchange differences accumulated in the foreign currency translation reserve are transferred to the income statement as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such amount is reattributed to non-controlling interests. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit and loss.

Net investment in a foreign operation

Foreign currency gains and losses arising on translation of a monetary item receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future are considered to form part of a net investment in the foreign operation. Such gains and losses are recognized in other comprehensive income and presented within equity in the foreign currency translation reserve.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(c)               Revenue recognition:

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of treatment and refining charges.

Sales revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, the Group has insignificant continuing management involvement with the goods, the amount of revenue can be measured reliably, recovery of the consideration is probable and the associated costs and possible return of goods can be estimated reliably. Transfers of risks and rewards vary depending on individual contract terms; this frequently occurs at the time when title passes to the customer. For medium and long-term contracts, revenue recognition criteria are assessed for individual sales within the contracts. Revenues from the sale of by-products are included within revenue.

Sales of concentrate and certain other products are “provisionally priced”. For these contracts, sales prices are subject to final adjustment at the end of a future period after shipment, based on quoted market prices during the quotational period specified in the contract. Revenue is recognized when the above criteria are met, using weight and assay results and forward market prices to estimate the fair value of the total consideration receivable. Such a provisional sale contains an embedded derivative that must be separated from the host contract. At each reporting date, provisionally priced metal sales are marked to market, with adjustments (both gains and losses) recorded in revenue in the income statement and in trade and other receivables on the balance sheet.

The Group recognizes deferred revenue in the event it receives payments from customers before a sale meets criteria for revenue recognition. Deferred revenue is presented within current other liabilities.

Interest revenue is recognized in finance income as it accrues, using the effective interest method.

Dividend revenue from investments is recognized when the shareholder’s right to receive payment has been established provided that it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

(d)              Cost of sales:

Cost of sales consists of those costs previously included in the measurement of inventory sold during the period, as well as certain costs not included in the measurement of inventory, such as the cost of warehousing and distribution to customers, provisional pricing adjustments related to purchased concentrates, and profit sharing, royalty payments, share-based payments and other indirect expenses related to producing operations.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(e)               Cash and cash equivalents:

Cash and cash equivalents include cash, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash equivalents normally have maturities of three months or less at the date of acquisition. Interest earned is included in finance income on the income statement and in investing activities on the statement of cash flows.

Amounts that are restricted from being used for at least twelve months after the reporting date are classified as non-current assets and presented in restricted cash on the balance sheet. Changes in restricted cash balances are classified as investing activities on the cash flow statement.

(f)                Inventories:

Inventories consist of in-process inventory (concentrates and metals), metal products and supplies. Concentrates, metals and all other saleable products are valued at the lower of cost and estimated net realizable value. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Where the net realizable value is less than cost, the difference is charged to the income statement as an impairment charge in cost of sales.

Cost of production inventory is determined on a weighted average cost basis and includes direct costs associated with conversion of production inventory: material, labour, contractor expenses, purchased concentrates, and attributable portion of production overheads and depreciation of all property, plant and equipment involved with the mining and production process. Hudbay measures in-process inventories based on assays of material received at metallurgical plants and estimates of recoveries in the production processes. Due to significant uncertainty associated with volume and metal content, costs are not allocated to routine operating levels of stockpiled ore. Estimates and judgment are required to assess the nature of any significant changes to levels of ore stockpiles and determining whether allocation of costs is required.

Supplies are valued at the lower of average cost and net realizable value. Supplies are written down below cost if the finished products they are used in are expected to be sold below cost. A regular review is undertaken to determine the extent of any provision for obsolescence.

(g)              Intangible assets:

Computer software is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating it in the manner intended by management.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Amortization methods, useful lives, and residual values if any, are reviewed at each year end and adjusted prospectively. When an intangible asset is disposed of, or when no further economic benefits are expected, the asset is derecognized, and any resulting gain or loss is recorded in the income statement.

Currently, the Group’s intangible assets relate primarily to an enterprise resource planning (“ERP”) information system. Amortization commenced in April 2011 upon implementation of the ERP system and is calculated on a straight-line basis over its estimated useful life. The Group estimates the useful life of the ERP system is approximately 10 years.

(h)              Exploration and evaluation expenditures:

Exploration and evaluation activity begins when the Group obtains legal rights to explore a specific area and involves the search for mineral reserves, the determination of technical feasibility, and the assessment of commercial viability of an identified resource. Expenditures incurred in the exploration and evaluation phase include the cost of acquiring interests in mineral rights, licenses and properties and the costs of the Group’s exploration activities, such as researching and analyzing existing exploration data, gathering data through geological studies, exploratory drilling, trenching, sampling, and certain feasibility studies.

The Group expenses the cost of its exploration and evaluation activities and capitalizes the cost of acquiring interests in mineral rights, licenses and properties in business combinations, asset acquisitions or option agreements. Amounts capitalized are recognized as exploration and evaluation assets and presented in property, plant and equipment. Exploration and evaluation assets acquired as a result of an asset acquisition or option agreement are initially recognized at cost, and those acquired in a business combination are recognized at fair value on the acquisition date. They are subsequently carried at cost less accumulated impairment. No depreciation is charged during the exploration and evaluation phase. The Group expenses the cost of subsequent exploration and evaluation activity related to acquired exploration and evaluation assets. Cash flows associated with acquiring exploration and evaluation assets are classified as investing activities in the statement of cash flows; those associated with exploration and evaluation expenses are classified as operating activities.

Judgment is required in determining whether the respective costs are eligible for capitalization where applicable, and whether they are likely to be recoverable by future exploration, which may be based on assumptions about future events and circumstances. Estimates and assumptions made may change if new information becomes available.

The Group monitors exploration and evaluation assets for factors that may indicate their carrying amounts are not recoverable. If such indicators are identified, the Group tests the exploration and evaluation assets or their cash-generating units, as applicable, for impairment. The Group also tests impairment when assets reach the end of the exploration and evaluation phase.

Exploration and evaluation assets are transferred to capital works in progress within property, plant and equipment once the Group has completed a preliminary feasibility study, some of the resources have been converted to reserves, and management determines it is probable the property will be developed into a mine. At that time, the property is considered to enter the development phase, and subsequent evaluation costs are capitalized.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(i)                 Property, plant and equipment:

The Group measures items of property, plant and equipment at cost less accumulated depreciation and any accumulated impairment losses. Upon first-time adoption of IFRS, the Group has elected to use fair value as deemed cost for its Balmat property, plant and equipment.

The initial cost of an item of property, plant and equipment includes its purchase price or construction costs, including import duties and non-refundable purchase taxes, any costs directly attributable to bringing the asset into operation, and for qualifying assets, borrowing costs. The initial cost of property, plant and equipment also includes the initial estimate of the cost of dismantling and removing the item and restoring the site on which it is located, the obligation for which the Group incurs either when the item is acquired or as a consequence of having used the item during a particular period for purposes other than to produce inventories during that period.

Capitalization of costs ceases once an asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. At this time, depreciation commences. For a new mine, this occurs upon commencement of commercial production. Any revenue earned in the process of preparing an asset to be capable of operating in the manner intended by management is included in the cost of the constructed asset. Any other incidental revenue earned prior to commencement of commercial production is recognized in the income statement.

Carrying amounts of property, plant and equipment, including assets under finance lease, are depreciated to their estimated residual value over the estimated useful lives of the assets or the estimated life of the related mine or plant, if shorter. Where components of an asset have different useful lives, depreciation is calculated on each separate component. Components may be physical or non-physical, including the cost of regular major inspections and overhauls required in order to continue operating an item of property, plant and equipment.

Certain items of property, plant and equipment are depreciated on a unit-of-production basis. The unit-of-production method is based on proven and probable tonnes of ore reserves. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

The carrying amount of an item of property, plant and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. Upon derecognition of an item of property, plant and equipment, the difference between its carrying value and net sales proceeds, if any, is presented as a gain or loss in other operating income or expense in the income statement.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(i)                 Capital works in progress:

Capital works in progress consist of items of property, plant and equipment in the course of construction or mineral properties in the course of development, including those transferred upon completion of the exploration and evaluation phase. On completion of construction or development, costs are transferred to plant and equipment and/or mining properties as appropriate.

Capital works in progress are not depreciated.

(ii)              Mining properties:

Mining properties consist of costs transferred from capital works in progress when a mining property reaches commercial production, costs of subsequent mine and exploration development, and acquired mining properties in the production stage.

Mining properties include costs directly attributable to bringing a mineral asset into the state where it is capable of operating in the manner intended by management and includes such costs as the cost of shafts, ramps, track haulage drifts, ancillary drifts, sumps, electrical substations, refuge stations, ventilation raises, permanent manways, and ore and waste pass raises. The determination of development costs to be capitalized during the production stage of a mine operation requires the use of judgment and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result.

A mining property is considered to be capable of operating in a manner intended by management when it commences commercial production. Upon commencement of commercial production, a mining property is depreciated on a unit-of-production method. Unit-of-production depreciation rates are determined based on the related proven and probable mineral reserves and associated future development costs.

Subsequent mine development costs are capitalized to the extent they are incurred in order to access reserves mineable over more than one year. Ongoing maintenance and development expenditures are expensed as incurred and included in cost of sales in profit or loss. These include ore stope access drifts, footwall and hangingwall drifts in stopes, drawpoints, drill drifts, sublevels, slots, drill raises, stope manway access raises and definition diamond drilling.

(iii)        Plant and equipment:

Plant and equipment consists of buildings and fixtures, surface and underground fixed and mobile equipment and assets under finance lease.

Plant and equipment are depreciated on either unit-of-production or straight-line basis based on factors including the production life of assets and mineable reserves. In general, mining assets are depreciated using a unit-of-production method; equipment is depreciated using the straight-line method, based on the shorter of its useful life and that of the related mine or facility; and plants are depreciated using the straight-line method, with useful lives limited by those of related mining assets.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(iv)       Commercial production:

Commercial production is the level of activities intended by management for a mine, or a mine and mill complex, to be capable of operating in the manner intended by management. The Group considers a range of factors when determining the level of activity that represents commercial production for a particular project, including a pre determined percentage of design capacity for the mine and mill; achievement of continuous production, ramp ups, or other output; or specific factors such as recoveries, grades, or inventory build-ups. In a phased mining approach, management may consider achievement of specific milestones at each phase of completion. Management assesses the operation’s ability to sustain production over a period of approximately one to three months, depending on the complexity related to the stability of continuous operation. Commercial production is considered to have commenced, and depreciation expense is recognized, at the beginning of the month after criteria have been met.

(v)          Capitalized borrowing costs:

The Group capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Capitalization of borrowing costs ceases once the qualifying assets commence commercial production or are otherwise ready for their intended use or sale.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Group during the period, to a maximum of actual borrowing costs incurred. Investment income earned by temporarily investing specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Capitalization of interest is suspended during extended periods in which active development is interrupted.

All other borrowing costs are recognized in the income statement in the period in which they are incurred.

(vi)       Depreciation rates of major categories of assets:

• Capital works in progress	- not depreciated
• Mining properties	- unit-of-production
• Mining assets	- unit-of-production
• Other plant assets	- straight line over 1 to 10 years
• Equipment	- straight-line over 1 to 10 years

The Group reviews its depreciation methods, remaining useful lives and residual values at least annually and accounts for changes in estimates prospectively.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(j)                 Impairment of non-financial assets:

At the end of each reporting period, the Group reviews the carrying amounts of property, plant and equipment, exploration and evaluation assets and computer software to determine whether there is any indication of impairment. If any such indication exists, the Group estimates the recoverable amount of the asset in order to determine the extent of the impairment loss, if any. The Group generally assesses impairment at the level of cash-generating units, which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of cash inflows from other assets.

The Group’s cash-generating units consist of Manitoba, Peru and Balmat. Prior to their disposition during the year ended December 31, 2011, HMI Nickel and Zochem also formed separate cash-generating units.

The Group allocates exploration and evaluation assets to cash-generating units based on their operating segment, geographic location and management’s intended use for the property. Exploration and evaluation assets are allocated to cash-generating units separate from those containing producing or development-phase assets, except where exploration and evaluation assets have the potential to significantly affect the future production of producing or development-phase assets.

Any goodwill is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Where an indicator of impairment exists, a formal estimate of the recoverable amount of the asset or cash-generating unit is made. The recoverable amount is the higher of the fair value less costs to sell and value in use:

•                      Fair value less costs to sell is the amount obtainable from the sale of the asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less costs of disposal. Fair value for mineral assets is often determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset to arrive at a net present value of the asset.

•                      Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset or cash-generating unit in its present form and its eventual disposal, discounted using a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the asset for which estimates of future cash flows have not been adjusted. Value in use calculations apply assumptions specific to the Group’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value, and consequently the value in use calculation is likely to give a different result to a fair value calculation.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

The Group estimates future cash flows based on estimated future recoverable mine production, expected sales prices (considering current and historical commodity prices, price trends and related factors), production levels and cash costs of production, all based on detailed engineering life-of-mine plans. Future recoverable mine production is determined from reserves and resources after taking into account estimated dilution and recoveries during mining, and estimated losses during ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral resources are considered economically mineable and are based on management’s confidence in converting such resources to proven and probable reserves. Gains from the expected disposal of assets are not included in estimated future cash flows. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Changes in estimates may affect the expected recoverability of the Group’s investments in mining properties.

If the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the carrying amount is reduced to the recoverable amount, and an impairment loss is recognized in the income statement in the expense category consistent with the function of the impaired asset or cash-generating unit. The Group presents impairment losses related to operating assets in cost of sales. Impairment losses recognized in respect of a cash-generating unit are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to reduce the carrying amounts of other assets in the cash-generating unit on a pro rata basis.

The Group assesses previously recognized impairment losses each reporting date for any indications that the losses have decreased or no longer exist. Such an impairment loss is reversed, in full or in part, if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized for the asset in prior years. Such reversals of impairment losses are recognized in the income statement. An impairment loss recognized in relation to goodwill is not reversed for subsequent increases in the recoverable amount.

(k)              Assets held for sale and discontinued operations:

Assets held for sale

The Group classifies non-current assets, or disposal groups consisting of assets and liabilities, as held for sale when it expects to recover their carrying amounts primarily through sale rather than through continuing use. To meet criteria to be held for sale, the sale must be highly probable, and the assets or disposal groups must be available for immediate sale in their present condition. The Group must be committed to a plan to sell the assets or disposal group, and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

The Group measures assets or disposal groups at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets, investment property. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss; however, gains are not recognized in excess of any cumulative impairment loss. Upon classifying assets or disposal groups as held for sale, the Group presents the assets separately as a single amount and the liabilities separately as a single amount on the

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

balance sheet.

Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or classified as held for sale. The operations and cash flows can be clearly distinguished from the rest of the Group, both operationally and for financial reporting purposes. When the Group classifies an operation as a discontinued operation, it re-presents the comparative income statement as if the operation had been discontinued from the start of the comparative year. In doing this, the Group excludes the results of the discontinued operations and any gain or loss from disposal from the income statement subtotal of profit or loss from continuing operations and presents them on a separate line as profit or loss (net of tax) from the discontinued operation.

(l)                 Pension and other employee benefits:

The Group has non-contributory and contributory defined benefit programs for the majority of its Canadian employees. The defined benefit pension benefits are based on years of service and final average salary for the salaried plans and are based on a flat dollar amount combined with years of service for the hourly plans. The Group provides non-pension health and other post-employment benefits to certain active employees and pensioners (post-employment benefits) and also provides disability income, health benefits and other post-employment benefits to hourly and salaried disabled employees (other long-term employee benefits).

The Group accrues its obligations under the defined benefit plans as the employees render the services necessary to earn the pension and post-employment benefits. The actuarial determination of the accrued benefit obligations for pensions and post-employment benefits uses the projected benefit method prorated on service (which incorporates management’s best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors). For other long-term employee benefits, the Group recognizes the full cost of the benefit obligation at the time the employee becomes disabled. Actuarial advice is provided by external consultants.

For the funded defined benefit plans, the Group recognizes the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation as a liability or an asset in the balance sheet, taking into account any unrecognized past service cost and any unrecognized actuarial gains and losses. However, the Group recognizes an excess of assets only to the extent that it represents a future economic benefit which is available in the form of refunds from the plan or reductions in future contributions to the plan. When these criteria are not met, it is not recognized but is disclosed in the notes. Impacts of minimum funding requirements in relation to past service are considered when determining the balance sheet position.

Actuarial gains (losses) on plan assets arise from the difference between the actual return on plan assets for a period and the expected return on plan assets for that period. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Actuarial gains (losses) on the accrued benefit obligation arise from differences between actual and expected experience and from changes in the actuarial assumptions used to determine the accrued benefit obligation. Cumulative actuarial gains (losses) in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets (in respect of pension and post-employment benefits) are amortized over the average remaining service period of active members expected to receive benefits

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

under the plan. The average remaining service period of the active employees covered by the pension plans is 9.53 years. The average remaining service period of the active employees covered by the other retirement benefits plan is 12.6 years. Annual gains and losses in respect of other long-term post-employment benefits are recognized immediately through the income statement in the year they occur.

For the defined benefit plans, the benefit cost charged to the income statement consists of current service cost, interest cost, expected return on plan assets, effects of early retirements, curtailments or settlements, amortization of actuarial gains and losses in excess of the corridor and past service cost. The past service cost for the enhancement of pension benefits is accounted for when such benefits vest or become a constructive obligation.

Actuarial determinations used in estimating obligations relating to these plans incorporate assumptions using management’s best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. In determining the appropriate discount rate, management considers the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country.

The Group also has defined contribution plans providing pension benefits for certain of its salaried employees and certain of its US employees utilizing 401K plans. The Group recognizes the cost of the defined contribution plans based on the contributions required to be made during each period.

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. Benefits that are payable more than one year after the reporting period are discounted to their present value.

(m)          Provisions:

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable than an outflow of resources will be required to settle the obligation, and a reliable estimate can be made. The provisions are recorded as management’s best estimate of the amount required to settle an obligation.

Where the effect of time value of money is significant, provisions are stated at their present value. The present value is determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Decommissioning, restoration and similar liabilities

Provisions are recorded for legal and constructive obligations associated with the future costs of rehabilitating the Group’s operating sites. Such costs are associated with decommissioning and restoration activities such as dismantling and removing structures, rehabilitating mines and tailings, and reclamation and re-vegetation of affected areas.

The present value of estimated costs is recorded in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. The provision is discounted using a risk-free rate and estimates of future cash flows are adjusted to reflect risk.

Subsequent to the initial measurement, the obligation is adjusted to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance expense, whereas increases and decreases due to changes in the estimated future cash flows are capitalized and depreciated over the life of the related asset. Actual costs incurred upon settlement of the site restoration obligation are charged against the provision to the extent the provision was established for those costs. Upon settlement of the liability, a gain or loss may be recorded.

The Group assesses the reasonableness of its estimates and assumptions each year and when conditions change. The estimates are revised accordingly. Judgment is required to determine such estimates and assumptions including discount rates, expected timing of decommissioning and restoration costs, inflationary factors and market risks. Changes in cost estimates, which may arise from changes in technology and pricing of the individual components of the cost, result in offsetting changes to the asset and liability and corresponding changes to the associated depreciation and finance costs. In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from these estimates.

If the change in estimate results in a significant increase in the decommissioning liability and therefore an addition to the carrying value of the asset, the Group considers whether this is an indication of impairment of the asset as a whole and, if so, tests for impairment in accordance with IAS 36, Impairment of Assets. If, for mature mines, the revised mine assets net of decommissioning and restoration liabilities exceeds the recoverable value, that portion of the increase is charged directly to expense. For closed sites, changes to estimated costs are recognized immediately in the income statement within other operating expenses.

In view of the uncertainties concerning environmental remediation, the ultimate cost of decommissioning and restoration liabilities could differ materially from the estimated amounts provided. The estimate of the total liability is subject to change based on amendments to laws and regulations and as new information concerning the Group’s operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions, as well as discount rates, may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all regions in which the Group operates. The Group is not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on its results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Onerous contracts

A contract is considered to be onerous when the unavoidable costs of meeting obligations under the contract exceed the economic benefits expected to be received under it. The Group records a provision for any onerous contracts at the lesser of costs to comply with a contract and costs to terminate it.

Restructuring provisions

A provision for restructuring is recognized when management, with appropriate authority within the Group, has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

(n)              Financial Instruments:

Financial assets, financial liabilities, and non financial derivative contracts are initially recognized at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, directly attributable transaction costs. Measurement in subsequent periods depends on the financial instrument’s classification. The Group uses trade date accounting for regular way purchases or sales of financial assets. The Group determines the classification of its financial instruments and non-financial derivatives at initial recognition.

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(i)                 Non-derivative financial instruments — classification:

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified or designated as fair value through profit or loss (“FVTPL”) or available-for-sale (“AFS”). Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Gains and losses are recorded in the income statement when the loans and receivables are derecognized or impaired, and through the amortization process.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity, other than financial assets that meet the definition of loans and receivables or that are designated as fair value through profit or loss or available-for-sale. Subsequent to initial recognition, financial assets classified as held-to-maturity are held at amortized cost using the effective interest method, less any impairment losses. The Group does not currently have any financial assets classified as held-to-maturity.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified as loans and receivables, held-to-maturity, or fair value through profit or loss. Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Gains and losses are recorded in other comprehensive income (“OCI”) and presented in equity within the available-for-sale reserve, with the exception of impairment losses and foreign currency differences on monetary available-for-sale financial assets, which are immediately recognized in the income statement. When available-for-sale assets are derecognized or determined to be impaired, the cumulative gain or loss previously recognized in the available-for-sale reserve is transferred to the income statement. The Group has classified investments in shares of Canadian metals and mining companies as available-for-sale assets.

Financial assets and financial liabilities at fair value through profit or loss

Financial assets and financial liabilities at FVTPL consist of those classified as held-for-trading and those designated as FVTPL on initial recognition. Financial instruments are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term or if they are derivatives that are not designated in effective hedging relationships. Upon initial recognition, transaction costs are recognized in the income statement as incurred. Financial assets and financial liabilities at FVTPL are measured at fair value, and changes in fair value are recognized in other finance gains and losses. The Group’s FVTPL category currently contains only derivatives and embedded derivatives. During the years ended December 31, 2011 and December 31, 2010, the Group’s financial assets and liabilities at FVTPL consisted of derivatives, embedded derivatives and investments in warrants classified as held-for-trading; the Group did not have any financial assets or liabilities designated as FVTPL on initial recognition.

Financial liabilities at amortized cost

Subsequent to initial recognition, the Group measures financial liabilities, other than those at FVTPL and those that are derivatives in designated hedging relationships, at amortized cost using the effective interest method. Gains and losses on derecognition are recognized in other finance gains and losses.

(ii)              Derivatives:

Derivatives are initially recognized at fair value when the Group becomes a party to the derivative contract and are subsequently re-measured to fair value at the end of each reporting period. The resulting gain or loss is recognized in the income statement immediately unless the derivative is designated and effective as a hedging instrument. Derivatives with positive fair value are recognized as assets; derivatives with negative fair value are recognized as liabilities.

Contracts to buy or sell non-financial items that meet the definition of a derivative but were entered into and are held in accordance with the Group’s expected purchase, sale or usage requirements are not recognized as derivatives. Such contracts are recorded as non-derivative purchases and sales.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(iii)           Embedded derivatives:

The Group considers whether a contract contains an embedded derivative when it becomes a party to the contract. Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

(iv)          Hedge accounting:

The Group may use derivatives and non derivative financial instruments to manage exposures to interest, currency, credit and other market risks. Where hedge accounting can be applied, a hedging relationship is designated as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses from effective hedging relationships are recorded in the income statement in the same period.

At the inception of a hedge, the Group formally documents the hedging relationship and the risk management objective and strategy for undertaking the hedge. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows. The Group tests effectiveness each period.

During the years ended December 31, 2011 and December 31, 2010, the Group had only cash flow hedging relationships. Cash flow hedges are hedges of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss.

In a cash flow hedging relationship, the effective portion of changes in the fair value of the hedging derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement and is included in other finance gains and losses. Amounts previously recognized in other comprehensive income are reclassified to the income statement in the same periods as the hedged cash flows affect profit or loss and are presented on the same line of the income statement as the recognized hedged item. When the hedged item is a non-financial asset or liability, the amounts previously recognized in other comprehensive income are reclassified to the carrying amount of the non-financial asset or liability.

Hedge accounting is discontinued prospectively if the hedging instrument is sold, terminated or exercised, if the hedge no longer meets criteria for hedge accounting, or if the Group revokes the hedge designation. In these cases, any gain or loss accumulated in equity (in the hedging reserve) remains in equity until the forecast transaction occurs, at which time it is reclassified to the income statement. If the forecast transaction is no longer expected to occur, any gain or loss accumulated in equity is reclassified immediately from equity to the income statement.

(v)             Fair values of financial instruments:

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Fair values of financial instruments traded in active markets are determined based on quoted market prices, where available. Bid prices are used for assets held or liabilities to be issued; asking prices are used for assets to be acquired or liabilities held.

For financial instruments not traded in an active market, fair values are determined based on appropriate valuation techniques. Such techniques may include discounted cash flow analysis, using recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and other valuation models.

The Group applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

•                       Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                       Level 2: Valuation techniques use significant observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices), or valuations are based on quoted prices for similar instruments; and

•                       Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

An analysis of fair values of financial instruments is provided in note 26.

(vi)          Impairment of financial instruments:

Each reporting date, the Group assesses financial assets not carried at FVTPL to determine whether there is objective evidence of impairment. A financial asset or group of financial assets is impaired if objective evidence indicates that one or more events occurred after initial recognition of the asset that negatively affected the estimated future cash flows of the financial asset or group of financial assets.

Objective evidence that financial assets are impaired can include significant financial difficulty of the issuer or debtor, default or delinquency in interest or principal payments, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. For an investment in an equity security, a significant or prolonged decline in the fair value of the security below its cost is also objective evidence of impairment.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Impairment of financial assets carried at amortized cost:

The Group considers evidence of impairment for loans and receivables and any held-to-maturity investments at both a specific asset and collective level. First, the Group specifically assesses financial assets that are individually significant and groups of financial assets that are not individually significant. If evidence of impairment is not identified in the specific assessment, the Group then groups assets based on similar credit risk characteristics (excluding any assets that were specifically determined to be impaired) and collectively assesses them for impairment. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

If there is objective evidence that an impairment loss has been incurred, the Group measures the amount of the loss as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred), discounted at the financial asset’s original effective interest rate.

In recording the impairment loss, the Group recognizes impairment loss in the income statement and reduces the carrying amount of the financial asset using an allowance account, unless the Group is satisfied that no recovery of the amount owing is possible; at that point amounts are considered unrecoverable and are written off against the financial asset directly.

If, in a subsequent year, the amount of the estimated impairment loss decreases as a result of an event occurring after the impairment was recognized, the Group reverses all or a portion of the previously recognized impairment loss by adjusting the asset carrying value or the allowance account and recognizing the reversal in the income statement in other finance gains and losses.

Impairment of available-for-sale financial assets:

Impairment losses on available-for-sale investments are recognized by transferring the cumulative loss that has been recognized in other comprehensive income (and presented in the available-for-sale reserve in equity) to the income statement. The amount of the impairment loss is the difference between the investment’s acquisition costs, net of any principal repayments and amortization, and its current fair value, less any impairment loss previously recognized in the income statement.

Impairment losses recognized in the income statement related to available-for-sale equity investments are not subsequently reversed. Any subsequent increases in fair value of the equity investments are recognized in other comprehensive income. However, impairment losses recognized related to available-for-sale debt instruments are subsequently reversed, in whole or in part, if the fair value of the debt instrument increases as a result of an event occurring after the impairment loss was recognized, and the amount of the reversal is recognized in the income statement in other finance gains and losses.

The Group presents impairment losses and reversals of impairment losses recognized in the income statement in other finance gains and losses.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(vii)       Derecognition of financial instruments:

The Group derecognizes financial assets when the contractual rights to the cash flows from the assets expire, or when the Group transfers the rights to receive the contractual cash flows on the financial assets in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. The Group derecognizes financial liabilities when its contractual obligations are discharged or cancelled or expire.

(o)              Taxation:

Current Tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Hudbay is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the income tax and deferred tax provisions in the period in which such determination are made.

Additionally, future changes in tax laws in the jurisdictions in which the Group operates could limit the ability of the Group to obtain tax deductions in future periods.

Deferred Tax

Deferred tax is recognized using the balance sheet method in respect of temporary differences at the balance sheet date between the tax basis of assets and liabilities, and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•                      where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•                      in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

•                      where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•                      in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

To the extent that is probable that taxable profit will be available to offset the deductible temporary differences, the Group recognizes the deferred tax asset regarding the temporary difference on decommissioning, restoration and similar liabilities and recognizes the corresponding deferred tax liability regarding the temporary difference on the related assets.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Judgment is required in determining whether deferred tax assets are recognized on the balance sheet. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood of taxable earning in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability to realize the net deferred tax assets recorded at the balance sheet date could be affected.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Current and deferred taxes relating to items recognized outside profit or loss (whether in other comprehensive income or directly in equity) are recognized outside profit or loss and not in the income statement. Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(p)              Share capital and reserves:

Transaction costs

Transaction costs directly attributable to equity transactions are recognized as a deduction from equity.

Share repurchases

The Company has repurchased and canceled its own shares pursuant to normal course issuer bids with approval from the Toronto Stock Exchange (“TSX”). The cost of share repurchases, including directly attributable transaction costs, is recognized as a deduction from equity as follows: common share capital is reduced by an amount not exceeding the average carrying value of the same class of shares prior to the repurchase, and any excess is recorded to other capital reserves, for example to the extent that amounts remain from forfeited stock options, or to retained earnings.

Other capital reserve

The other capital reserve is used for equity-settled share-based payments and includes amounts for stock options granted and not exercised.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations. Translation gains and losses remain in the reserve until disposal of all or a portion of the foreign operation.

Hedging reserve

The hedging reserve contains the effective portion of the cumulative change in the fair value of cash flow hedging derivative instruments related to hedged transactions that have not yet occurred.

Available-for-sale reserve

The available-for-sale reserve contains the cumulative change in the fair value of available-for-sale investments with the exception of impairment losses and foreign currency differences on monetary available-for-sale assets. Gains and losses are reclassified to the income statement when the available-for-sale investments are impaired or derecognized.

(q)              Share-based payments:

Hudbay offers a Deferred Share Unit (“DSU”) plan for non-employee members of the Board of Directors and a Restricted Share Unit (“RSU”) plan and stock option plan for employees. These plans are included in provisions on the balance sheet and further described in note 21.

Cash-settled transactions, consisting of DSUs and RSUs, are initially measured at fair value and recognized as an obligation at the grant date. The liabilities are remeasured to fair value at each

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

reporting date up to and including the settlement date, with changes in fair value recognized in the income statement. The Group values the liabilities based on the change in the Company’s share price. Additional DSUs and RSUs are credited to reflect dividends paid on Hudbay common shares over the vesting period. DSU and RSU liabilities are included in provisions on the balance sheet, and changes in the fair value of the liabilities are recorded in the income statement. The current portion of the liability reflects those grants that have vested or that are expected to vest within twelve months.

DSUs vest on the grant date and are redeemable when a participant is no longer a member of the Board of Directors. Issue and redemption prices of DSUs are based on the average closing price of the Company’s common shares for the five trading days prior to issuance or redemption.

RSUs vest on or before December 31st of the third calendar year after the grant date. Hudbay settles RSUs on the vest date with a cash payment based on the closing price of the Company’s common shares for the last trading date before the vest date. Except in specified circumstances, RSUs terminate when an employee ceases to be employed by the Group. Valuations of RSUs reflect estimated forfeitures.

Equity-settled transactions with employees relate to stock options and are measured by reference to the fair value at the earlier of the grant date and the date that the employees unconditionally became entitled to the awards. Fair value is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of the options. The Group believes this model adequately captures the substantive features of the option awards and is appropriate to calculate their fair values. The fair value determined at the grant date is recognized over the vesting period in accordance with vesting terms and conditions, with a corresponding increase to other capital reserves. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met.

(r)               Earnings per share:

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which consist of stock options granted to employees.

When calculating earnings per share for periods where the Group has a loss, Hudbay’s calculation of diluted earnings per share excludes any incremental shares from the assumed conversion of stock options as they would be anti-dilutive.

(s)                Leases:

Finance leases, under which substantially all the risks and rewards incidental to ownership of the leased item are transferred to the Group, are capitalized as assets at the inception of the lease at the lower of fair value or the present value of the minimum lease payments. Lease payments are apportioned between finance charges and the reduction of the liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability. Finance charges are reflected in the income statement as finance costs. The Group currently does not have any finance leases.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Under operating lease arrangements, the risks and rewards incidental to ownership are not transferred to the Group. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

(t)                 Segment reporting:

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses. The Group’s CEO regularly reviews the operating results of all operating segments to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. In determining operating segments, the Group considers location and decision-making authorities. Refer to note 30.

4.                   New standards and interpretations not yet adopted

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments (“IFRS 9 (2009)”) replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. IFRS 9 (2009) retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 (2009) provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in OCI. The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date. The new standard also requires use of a single impairment method, replacing the multiple impairment methods in IAS 39, and amends some of the requirements of IFRS 7 Financial Instruments: Disclosures.

IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39, except for changes related to financial liabilities measured at fair value under the fair value option and derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument.

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. For annual periods beginning before January 1, 2015, either IFRS 9 (2009) or IFRS 9 (2010) may be applied.

The Group intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015. The Group has not yet determined the effect of adoption of IFRS 9 (2010) on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Amendments to IAS 12 Deferred Tax: Recovery of Underlying Assets

In December 2010, the IASB published Deferred Tax: Recovery of Underlying Assets Amendments to IAS 12. This amendment introduces an exception to the current measurement principles of deferred tax assets and liabilities arising from investment property measured using the fair value model in accordance with IAS 40 Investment Property. The exception also applies to investment properties acquired in a business combination accounted for in accordance with IFRS 3, Business Combinations provided the acquirer subsequently measures these assets applying the fair value model. The effective date for the amendment is for periods beginning on or after January 1, 2012 and is applied retrospectively. Early application is permitted. The Group does not expect the amendment to have a material effect on its consolidated financial statements.

Amendments to IFRS 7 Disclosures — Transfers of Financial Assets

In October 2010, the IASB issued Amendments to IFRS 7 Disclosures - Transfers of Financial Assets, which require disclosure of information that enables users of financial statements to understand the relationship between transferred financial assets that are not derecognized in their entirety and the associated liabilities and to evaluate the nature of, and risks associated with, the entity’s continuing involvement in derecognized financial assets. The effective date for the amendment is for periods beginning on or after January 1, 2012. The Group does not expect the amendment to have a material effect on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities. IAS 27 (2011) Separate Financial Statements, carries forward the existing accounting requirements for separate financial statements. IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are special purpose entities within the scope of SIC-12, stating that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. In addition, IFRS 10 carries forward the consolidation procedures substantially unmodified from IAS 27 (2008). IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this Standard earlier, it also applies IFRS 11, IFRS 12, IAS 27 (2011) and IAS 28 (2011) at the same time. The Group does not expect the adoption of IFRS 10 to have a material effect on its consolidated financial statements based on its current facts and circumstances.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements, which replaces the guidance in IAS 31 Interests in Joint Ventures. IFRS 11 classifies joint arrangements as either joint operations or joint ventures based on an entity’s rights and obligations. A joint operator will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. A joint venturer will recognize an investment and account for that investment using the equity method. Under existing IFRS, entities have the choice to proportionately consolidate or apply the equity method to interests in jointly controlled entities. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this Standard earlier, it shall also apply IFRS 10, IFRS 12, IAS 27 (2011) and IAS 28 (2011) at the same time. The Group does not expect the adoption of IFRS 11 to have a material effect on its consolidated financial statements based on its current facts and circumstances.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which contains disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e., joint operations or joint ventures), associates and/or unconsolidated structured entities. The required disclosures aim to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Group will provide additional disclosures as required and does not otherwise expect the adoption of IFRS 12 to have a material effect on its consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB published IFRS 13 Fair Value Measurement, which replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The standard establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. The Group has not yet determined the effect of adoption of IFRS 13 on its consolidated financial statements.

Amendments to IAS 28 Investments in Associates and Joint Ventures

In May 2011, the IASB issued Amendments to IAS 28 Investments in Associates and Joint Ventures, which carries forward the requirements of IAS 28 (2008), with limited amendments related to associates and joint ventures held for sale, as well as to changes in interests held in associates and joint ventures when an entity retains an interest in the investment. IAS 28 (2011) is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. If an entity applies this Standard earlier, it shall also apply IFRS 10, IFRS 11, IFRS 12 and IAS 27 (2011) at the same time. The Group does not expect the amendments to have a material effect on its consolidated financial statements based on the current facts and circumstances.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

In June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income. The amendments require separate presentation of the items of OCI that may be reclassified to profit or loss in the future from those that will never be reclassified to profit or loss. The standard is effective for annual periods beginning on or after July 1, 2012, with early adoption permitted. The Group has not yet determined the effect of adoption of the amendments on its consolidated financial statements.

IAS 19 Employee Benefits

In June 2011, the IASB issued an amended version of IAS 19 Employee Benefits to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans and require immediate recognition of actuarial gains and losses in OCI; eliminate use of an expected rate of return on plan assets and require use of the discount rate to determine the interest on the plan asset component of the net interest cost; and set out additional disclosure requirements. The standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Group has not yet determined the effect of adoption of the amendments on its consolidated financial statements.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine, which provides guidance on the accounting for waste removal costs that are incurred in surface mining activity during the production phase of a mine when two benefits accrue to the entity from the stripping activity: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 must be applied starting January 1, 2013 with early adoption permitted. The Group has not yet determined the effect of adoption of IFRIC 20 on its consolidated financial statements.

5.                   Acquisition of Hudbay Peru

On March 1, 2011, the Group obtained control of Hudbay Peru (formerly Norsemont Mining Inc.), a Canadian mineral exploration and development company focused on its wholly-owned Constancia copper project in southern Peru. Hudbay obtained control of Hudbay Peru by acquiring 90.5% of the share capital and voting interests in the company. As a result, the Group’s equity interest in Hudbay Peru increased from 1.2% to 91.7%. On July 5, 2011, Hudbay acquired the remaining common shares and now wholly owns Hudbay Peru. Acquiring control of Hudbay Peru allows the Group an opportunity to develop the Constancia project and significantly increase Hudbay’s future copper production.

Since acquisition, Hudbay Peru has contributed a loss of $25,010 to the Group’s results. Hudbay Peru does not currently earn revenue as it is in the development stage. If the acquisition had occurred on January 1, 2011, management estimates that consolidated revenue would have been $890,817 and consolidated loss for the year would have been $164,125. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2011.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Consideration transferred

The following summarizes the acquisition date fair value of the major classes of consideration transferred:

Cash consideration	$118,525
Equity instruments (20,372,986 common shares) (note 20b)	345,119

Total consideration transferred	463,644
Less: cash acquired	(23,670)

Total consideration transferred, net of cash acquired	$439,974

The fair value of the common shares issued was based on Hudbay’s listed share price of $16.94 at the March 1, 2011 acquisition date.

The Group incurred acquisition related costs of $5,778 mainly relating to external legal and advisory fees and due diligence costs. These costs have been included in selling and administrative expenses in the Group’s consolidated income statement. In addition, the Group incurred share issue costs of $239 and presented them as a deduction from share capital. For cash flow purposes, the Group paid $94,855 upon acquisition of Hudbay Peru representing $118,525 of cash paid, net of $23,670 cash received.

Identifiable assets acquired and liabilities assumed

The Group has completed the purchase price allocation, resulting in recognized amounts of identifiable assets acquired and liabilities assumed as follows:

Fair value
Cash and cash equivalents	$23,670
Short-term investments	20,052
Receivables and prepaid expenses	19,447
Mineral properties	520,768
Other property, plant and equipment	561
Deferred tax assets	750
Trade and other payables	(13,827)
Provisions - decommissioning and restoration liabilities	(978)
Deferred tax liabilities	(129,586)

Total net identifiable assets	$440,857

Acquired receivables were valued at $19,248. Based on the valuation performed at the acquisition date, management expected all contractual cash flows to be collectible. Receivables related primarily to the timing of receipt of proceeds by Hudbay Peru from exercises of stock options and warrants. Subsequent to the acquisition date, all receivables relating to the exercises of stock options and warrants were collected. Upon finalization of the purchase price allocation, the deferred tax liabilities were adjusted from $128,211 to $129,586. There was also an insignificant adjustment to other property, plant and equipment. These adjustments resulted in a corresponding change to the goodwill balance.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Goodwill

The Group recognized goodwill as a result of the acquisition as follows:

Total consideration transferred	$463,644
Fair value of previous 1.2% interest in the acquiree (note 11)	6,043
Non-controlling interests of 8.3% measured based on the proportionate share of identifiable net assets	36,591
Less: value of net identifiable asset acquired	(440,857)
Goodwill upon acquisition March 1, 2011	65,421
Effects of movement in exchange rate	2,825

Goodwill balance as at December 31, 2011	$68,246

The goodwill balance arose from the requirement to record deferred income tax liabilities measured at the tax effect of the difference between the fair values of the assets acquired and liabilities assumed and their tax bases. None of the goodwill recognized is expected to be deductible for income tax purposes.

During the year, the Group assessed its goodwill for impairment and determined that the fair value less cost to sell of the cash-generating unit to which the goodwill relates (Peru) represented a recoverable amount that exceeded the cash-generating units carrying value. Therefore, no goodwill impairment was recognized during the year. The Group noted that the assets and liabilities comprising the cash-generating units did not change significantly since the most recent calculation of recoverable amount which was at March 1, 2011, the date of the acquisition and that such previous calculation resulted in a recoverable amount that exceeded the carrying amount and that there was a remote likelihood that at the reporting date, the recoverable amount would be less than the asset’s carrying amount. Hudbay will perform annual goodwill impairment tests as at September 30th every year, or whenever adverse events occur at dates other than the date of the annual assessment.

Acquisition of non-controlling interests

On March 15, 2011, the Group acquired an additional 6.9% interest in Hudbay Peru. The Group transferred consideration of $33,914 to the non-controlling interest holders, consisting of cash of $9,156 and 1,566,945 Hudbay common shares, as shown in the table below. The carrying amount of Hudbay Peru’s net assets in the Group’s financial statements on the acquisition date was $511,495 and the carrying value of the additional interest acquired was $30,809. The Group recognized the difference of $3,105 between the consideration transferred and the carrying value of the interest acquired in retained earnings.

Subsequent to the acquisition, Hudbay Peru issued additional shares to non-controlling interest holders upon the exercise of warrants. The Group received proceeds of $2,472 and recognized an increase to non-controlling interests of $3,549 and a decrease to retained earnings of $1,077.

On July 5, 2011, the Group acquired the remaining shares in Hudbay Peru pursuant to a compulsory acquisition. The Group transferred consideration of $10,431, consisting of cash of $2,320 and 535,773 Hudbay common shares, as shown in the table below, and recognized a decrease to non-controlling interests of $9,469 and a decrease to retained earnings of $962.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

The following summarizes the consideration transferred to acquire non-controlling interests in Hudbay Peru subsequent to acquisition of control:

	Share Consideration

March 15, 2011 - acquired additional 6.9% interest in Hudbay Peru	1,566,945	$24,758	$9,156	$33,914
July 5, 2011 - acquired remaining shares in Hudbay Peru	535,773	8,111	2,320	10,431
	2,102,718	$32,869	$11,476	$44,345

As at December 31, 2011, the Group’s ownership interest in Hudbay Peru was 100%.

The following summarizes the effect of changes in the Group’s ownership interest in Hudbay Peru:

Ownership interest before acquisition	$6,043
Effect of increase in ownership interest upon acquisition of control on March 1, 2011	463,644
Effect of increase in ownership interest upon acquisition of non-controlling interest, on March 15, 2011	30,809
Effect of decrease from Hudbay Peru shares issued upon exercises of warrants	(1,077)
Effect of increase in ownership interest upon acquisition of remaining common shares on July 5, 2011	9,468
Less: share of comprehensive loss	(3,924)

Ownership interest at December 31, 2011	$504,963

6.                   Discontinued operations

On September 9, 2011, Hudbay sold its interest in the Fenix ferro-nickel project in Guatemala to the Solway Group for consideration of US$140 million in cash at closing and will receive an additional $30 million upon the satisfaction of certain conditions during the course of Solway’s development of the project. The Group has presented the results of the Fenix project as discontinued operations for current and comparative periods. For the year ended December 31, 2011, the loss from discontinued operations included an impairment loss of $212,739 recognized during the three months ended June 30, 2011 to reduce the carrying value of the Fenix nickel project in Guatemala to an estimate of the fair value less costs to sell. The loss from discontinued operations also includes additional losses on disposal of $2,061 and losses of $20,416 transferred from the foreign currency translation reserve to the income statement upon disposal of the Fenix project.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

The following summarizes results from discontinued operations:

	Year ended
	December 31
	2011	2010
Expenses	$(3,500)	$(19,233)
Tax (loss) benefit	(68)	(165)
	(3,568)	(19,398)

Loss on remeasurement to fair value less costs to sell:
- Impairment loss	(212,739)	—
- Additional loss on disposal	(2,061)	—
Foreign exchange losses transferred from the foreign currency reserve (note 23)	(20,416)	—
	(235,216)	—

Loss from discontinued operations	$(238,784)	$(19,398)

7.                   Revenue and expenses

(a)              Revenue:

The Group’s revenue by significant product types:

	Year ended
	December 31
	2011	2010
Copper	$480,978	$380,847
Zinc	170,091	180,490
Gold	149,321	103,631
Silver	26,349	20,807
Zinc oxide	75,698	99,441
Other	23,788	8,711
	926,225	793,927
Less: treatment and refining charges	(35,408)	(12,895)

	$890,817	$781,032

During the year ended December 31, 2011, copper, gold and silver revenues were from the sale of metal contained in concentrates or anodes after deducting applicable treatment and refining costs. During 2010, copper revenues also included sales of copper cathode.

A portion of the Group’s revenue from sales of zinc is hedged and designated as cash flow hedges. For the year ended December 31, 2011, revenues from zinc sales include gains of $992 (2010 - $3,267) from the hedging reserve (notes 23 and 26b).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(b)              Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets - computer software are reflected in the income statement as follows:

	Year ended
	December 31
	2011	2010
Total depreciation and amortization presented in:
Cost of sales	$103,915	$116,488
Selling and administrative expenses	686	252
	$104,601	$116,740

(c)               Share-based payment and expense

				Total
	Equity-settled			share-based
	Stock	Cash-settled		payment
	Options	RSUs	DSUs	expense
Year ended December 31, 2011
Share-based payment expense presented in:
Cost of sales	$38	$463	$—	$501
Selling and administrative	1,927	1,344	(753)	2,518
Other operating expenses	—	6	—	6
Exploration and evaluation	—	12	—	12
	$1,965	$1,825	$(753)	$3,037
Year ended December 31, 2010
Share-based payment expense presented in:
Cost of sales	$191	$576	$—	$767
Selling and administrative expenses	2,190	960	2,175	5,325
Other operating expenses	7	10	—	17
Exploration and evaluation	13	9	—	22
	$2,401	$1,555	$2,175	$6,131

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(d)              Employee benefits expense

	Year ended
	December 31
	2011	2010
Current employee benefits	123,185	118,012
Profit-sharing plan expense	21,785	19,117
Share-based payments
Equity settled stock options	2,033	2,633
Cash-settled deferred share units	(134)	2,293
Cash-settled restricted share units	2,307	2,241
Post-employment benefits
Defined benefit plans	9,008	8,599
Defined contribution plans	775	558
Other post-retirement employee benefits	10,795	8,648
Termination benefits	2,071	233
	171,825	162,334

This table presents employee benefit expense recognized in our income statement, including amounts transferred from inventory upon sale of goods.

Manitoba has a profit sharing plan whereby 10% of Manitoba’s after tax profit (excluding provisions or recoveries for deferred income tax and deferred mining tax) for any given fiscal year will be distributed to all eligible employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel.

(e)               Other operating income and expenses:

	Year ended
	December 31
	2011	2010
Other operating income
Gain on sale of property, plant and equipment	$2,453	$11
Other	921	801
	3,374	812
Other operating expenses
Cost of non-producing properties	9,275	13,768
Other	30	21
	$9,305	$13,789

In June 2011, the Group disposed of its shares in the White Pine Copper Refinery for proceeds of $2,906 and recognized a gain on sale of $1,999.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(f)                Finance income and expenses:

	Year ended
	December 31
	2011	2010
Finance income
Interest income on cash and cash equivalents	$(8,742)	$(6,110)
Other finance income	(28)	(241)
	(8,770)	(6,351)

Finance expense
Other finance expense	3,283	1,612
Unwinding of discounts on provisions	3,322	2,766
	6,605	4,378

Other finance gains/losses
Net foreign exchange (gains) losses	$(832)	$8,325
Ineffective gains on cash flow hedges	(884)	(327)
Change in fair value of financial assets and liabilities at FVTPL:
Classified as held-for-trading	2,221	(2,398)
Remeasurement to fair value of existing interest in Hudbay Peru (note 5):
Recognized in the income statement	(881)	—
Reclassified from equity (note 23)	(1,220)	—
Net gain reclassified from equity on disposal of available-for-sale investments	—	(2,163)
Net loss reclassified from equity on impairment of available-for-sale investments (notes 11 and 23)	6,587	—
	4,991	3,437

Net finance expense	$2,826	$1,464

(g)              Impairment losses

On November 1, 2011, Hudbay sold Zochem Inc., its zinc oxide production facility in Ontario for proceeds of US$15,078. The Group recognized a total impairment loss of $6,839 related to Zochem, consisting of a loss of $5,878 recognized upon classification as held for sale based on the excess of carrying value over fair value less costs to sell and an additional loss of $961 recognized on disposal. On the income statement, the impairment loss is presented within cost of sales. Zochem was included within the Manitoba operating segment.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

8.                   Cash and cash equivalents

	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Cash on hand and demand deposits	$899,077	$149,543	$76,297
Short-term money market instruments with maturities of three months or less at acquisition date	—	752,150	810,517

	$899,077	$901,693	$886,814

9.                   Trade and other receivables

	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Current
Trade receivables	$27,405	$67,472	$33,819
Embedded derivatives - provisional pricing (note 26c)	(1,407)	5,841	—
Statutory receivables	8,325	3,550	3,221
Other receivables	6,063	1,305	3,180
	40,386	78,168	40,220
Less: allowance for bad debts	(77)	—	(35)
	40,309	78,168	40,185
Non-current
Statutory receivables - Peruvian sales tax	5,212	—	—
Total	$45,521	$78,168	$40,185

10.            Inventories

	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Current
Work in progress	$4,362	$18,775	$51,250
Finished goods	58,730	81,277	59,595
Materials and supplies	14,058	15,590	15,095
	77,150	115,642	125,940
Non-current
Materials and supplies	5,721	6,052	5,188
Total	$82,871	$121,694	$131,128

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

During the year ended December 31, 2011, the Group recognized an expense of $5,420 (2010 - nil) in cost of sales related to a write-down of zinc inventories to net realizable value.

The cost of inventories recognized as an expense and included in cost of sales amounted to $385,940 (2010 - $381,061).

11.            Other financial assets

	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Current
Derivative assets	$3,112	$3,795	$955

Non-current
Available-for-sale investments	98,279	104,990	27,249
Investments at fair value through profit or loss	2,090	7,688	138
Derivative assets	132	603	258
Restricted cash	1,692	4,405	59,031
	102,193	117,686	86,676
	$105,305	$121,481	$87,631

Derivative assets

Derivative assets costs of cash flow hedges and non-hedge derivatives. See note 26b for more descriptions of the Group’s non-hedge derivative and cash flow hedges.

Available-for-sale investments

Available for sale investments consist of investments in Canadian metals and mining companies, most of which are publicly traded. The following table summarizes the change in available-for-sale investments during the years ended December 31, 2011 and December 31, 2010:

	Dec. 31, 2011	Dec. 31, 2010
Balance, beginning of year	$104,990	$27,249
Additions	47,570	47,366
Increase (decrease) from remeasurement to fair value (note 23)	(49,117)	38,465
Reclassification upon acquisition of control of Hudbay Peru	(5,164)	—
Disposals	—	(8,090)
Balance, end of year	98,279	104,990

Refer to note 3n(i) for a description of the Group’s accounting policy for available-for-sale investments.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Prior to acquiring control of Hudbay Peru on March 1, 2011 (note 5), the Group held an available-for-sale investment in Hudbay Peru, consisting of 1.2% of Hudbay Peru’s issued and outstanding common shares. The Group’s historical cost for the available-for-sale investment was $3,942. At December 31, 2010, the Group had recognized mark-to-market gains on this investment of $1,220 within OCI to reflect its fair value of $5,164. Upon acquiring control of Hudbay Peru on March 1, 2011, the Group began accounting for Hudbay Peru as a subsidiary and reclassified this amount out of available-for-sale investments. At the same time, the Group transferred the previously recognized mark-to-market gains of $1,220 out of OCI (note 23) and into other financial gains and losses (note 7f) and also recognized a gain of $881 (note 7f)to reflect remeasurement of the investment to its fair value of $6,043 (note 5) on the acquisition date.

During the year ended December 31, 2011, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $6,587 from the available-for-sale reserve within equity to the income statement.

Credit facility, letters of credit and restricted cash

On November 3, 2010, Hudbay arranged a new US$300 million revolving credit facility with a syndicate of lenders. The facility has an initial term of four years, is secured by a pledge of assets of the Company, and is unconditionally guaranteed by Hudbay’s material subsidiaries. Upon closing, restricted cash on deposit to support letters of credit was reclassified to cash and cash equivalents. As at December 31, 2011, the Group had outstanding letters of credit in the amount of $61,954 (2010 - $57,051).

12.            Intangible assets - computer software

	Dec. 31, 2011	Dec. 31, 2010
Cost
Balance, beginning of year	$7,095	$1,967
Additions	5,584	5,128
Balance, end of year	12,679	7,095

Accumulated amortization
Balance, beginning of year	12	—
Amortization for the year	795	12
Balance, end of year	807	12
Net book value	$11,872	$7,083

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

13.            Property, plant and equipment

Dec. 31, 2011

	Exploration and	Capital	Mining	Plant and
	evaluation	works in	properties	equipment	Total

Cost
Cost, beginning of year	$33,041	$366,931	$358,202	$589,336	$1,347,510
Additions	3,487	236,210	19,713	4,980	264,390
Acquisition of subsidiary	—	526,015	—	—	526,015
Decommissioning and restoration	—	1,279	—	29,329	30,608
Depreciation capitalized	—	109	420	—	529
Transfers and other movements	—	(30,524)	—	30,524	—
Disposals	—	(333,160)	—	(77,271)	(410,431)
Effects of movement in exchange rates	466	19,984	—	—	20,450
Balance, end of year	36,994	786,844	378,335	576,898	1,779,071

Accumulated depreciation
Balance, beginning of year	—	—	263,809	266,143	529,952
Depreciation for the year	—	109	44,426	45,031	89,566
Disposals	—	—	—	(43,695)	(43,695)
Other	—	203	—	—	203
Balance, end of year	—	312	308,235	267,479	576,026

Net book value	$36,994	$786,532	$70,100	$309,419	$1,203,045

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Dec. 31, 2010

	Exploration and	Capital	Mining	Plant and
	evaluation	works in	properties	equipment	Total

Cost
Cost, beginning of year	$17,703	$365,603	$317,178	$509,326	$1,209,810
Additions	15,829	72,414	40,605	2,719	131,567
Decommissioning and restoration	—	7,247	—	24,537	31,784
Depreciation capitalized	—	—	419	—	419
Transfers and other movements	—	(54,593)	—	54,593	—
Disposals	—	—	—	(532)	(532)
Effects of movement in exchange rates	(491)	(23,740)	—	(1,307)	(25,538)
Balance, end of year	33,041	366,931	358,202	589,336	1,347,510

Accumulated depreciation
Balance, beginning of year	—	—	212,852	200,383	413,235
Depreciation for the year	—	—	50,957	66,310	117,267
Disposals	—	—	—	(532)	(532)
Effects of movement in exchange rates	—	—	—	(18)	(18)
Balance, end of year	—	—	263,809	266,143	529,952

Net book value	$33,041	$366,931	$94,393	$323,193	$817,558

In the course of preparing these consolidated financial statements, The Group identified a misclassification in the beginning of the year amounts for 2010 in plant and equipment cost and the related accumulated amortization, reflected in Note 19a (the “Note”) included in Hudbay’s Q1, 2011 interim consolidated financial statements. In the Note, the Group had previously disclosed a beginning of the year plant and equipment balance for 2010 of $1,192,433 and the related accumulated amortization balance of $883,490. The net book value of the Plant and equipment as reflected in the Note was correct as presented.

Refer to note 3i for a description of depreciation methods used by the Group, as well as depreciation rates of major classes of assets; note 5 for the acquisition of Hudbay Peru; and note 6 for the disposition of Fenix. Depreciation of property, plant and equipment and intangible assets related to producing properties is initially recognized in inventory and is then transferred to the cost of sales in the income statements as sales occur. Refer to note 7b for amounts recognized in the income statement.

As described in note 3j, at the end of each reporting period, the Group reviews the carrying amounts of its property, plant and equipment, exploration and evaluation assets and computer software to determine whether there is any indication of impairment. One of the factors management considers in making this assessment is whether the carrying amounts of the Group’s net assets exceeds its market capitalization, in which case management applies judgment to determine the reason for the difference. Based on Hudbay’s listed share price of $10.14 at December 31, 2011, the carrying amount of the Group’s net assets exceeded its market capitalization by approximately $70,000. Management determined that this decline reflected a temporary correction in the market and was not a reflection of issues in any one of the Group’s cash-generating units. Management concluded this decline was not an indicator of impairment as at December 31, 2011.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Subsequent to December 31, 2011, Hudbay’s share price increased such that its market capitalization exceeded the carrying value of its assets.

14.            Trade and other payables

	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Trade payables	$94,557	$60,731	$60,871
Accruals and payables	62,893	59,781	46,918
Exploration and evaluation payables	1,258	3,938	912
Embedded derivatives - provisional pricing (note 26c)	35	941	—
Statutory payables	4,444	8,206	3,101
	$163,187	$133,597	$111,802

15.            Other liabilities

	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Current portion of
Provisions (note 16)	$4,434	$11,771	$10,686
Pension obligations (note 17)	6,553	16,283	28,447
Other employee benefits (note 18)	3,513	3,994	3,527
Deferred revenue	—	24,405	—
	$14,500	$56,453	$42,660

Deferred revenue recognized as at December 31, 2010 related to the receipt of payment on the sale of copper concentrate, the terms of which did not meet the Group’s criteria for revenue recognition.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

16.    Provisions

Dec. 31, 2011	Decommissioning, restoration and similar liabilities	Deferred share units (Note 21)	Restricted share units (Note 21)	Other	Total
Balance, beginning of year	$117,003	$3,166	$1,641	$2,475	$124,285
Additional provisions made	1,971	874	3,984	—	6,829
Acquisitions (note 5)	978	—	—	—	978
Amounts used	(1,524)	—	(905)	(1,980)	(4,409)
Unused amounts reversed	(277)	—	—	—	(277)
Disposal of subsidiary (note 6)	(8,242)	—	—	—	(8,242)
Unwinding of discount	3,438	—	—	—	3,438
Effect of change in discount rate	32,806	—	—	—	32,806
Effect of foreign exchange	(71)	—	—	—	(71)
Effect of change in share price	—	(1,625)	(1,974)	—	(3,599)

Balance, end of year	$146,082	$2,415	$2,746	$495	$151,738

Reflected in the balance sheet as follows:
Current (note 15)	$1,524	$2,415	$—	$495	$4,434
Non-current	144,558	—	2,746	—	147,304

	$146,082	$2,415	$2,746	$495	$151,738

Dec. 31, 2010	Decommissioning, restoration and similar liabilities	Deferred share units (Note 21)	Restricted share units (Note 21)	Other	Total
Balance, beginning of year	$85,535	$1,190	$—	$4,982	$91,707
Additional provisions made	23,440	2,175	1,641	—	27,256
Amounts used	(2,761)	(199)	—	(2,507)	(5,467)
Unused amounts reversed	(797)	—	—	—	(797)
Unwinding of discount	2,967	—	—	—	2,967
Effect of change in discount rate	9,079	—	—	—	9,079
Effect of foreign exchange	(460)	—	—	—	(460)

Balance, end of year	$117,003	$3,166	$1,641	$2,475	$124,285

Reflected in the balance sheet as follows
Current (note 15)	$6,480	$3,166	$—	$2,125	$11,771
Non-current	110,523	—	1,641	350	112,514

	$117,003	$3,166	$1,641	$2,475	$124,285

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Decommissioning, restoration and similar liabilities

The Group’s decommissioning, restoration and similar liabilities relate to the rehabilitation and closure of currently operating mines and metallurgical plants, and closed properties. The amount of the provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the year ended December 31, 2011, the Group recognized a provision of $978 upon acquisition of Hudbay Peru and de-recognized provisions of $6,606 upon disposition of the Fenix project and $1,636 upon disposition of the White Pine Copper Refinery. Additional provisions made during the year related mainly to the Lalor project, which is in the development stage. During the year ended December 31, 2010, additional provisions resulted mainly from additional estimates for the Manitoba operations’ Flin Flon complex, as well as additional amounts recognized upon settlement of the satisfaction of certain terms from the Group’s 2003 purchase agreement for Balmat.

The Group’s decommissioning and restoration liabilities relate mainly to its Manitoba operations. Management anticipates that these liabilities will substantially be settled at or near the closure of the mining and processing facilities, anticipated to occur from 2012 to 2021 for Flin Flon operations and up to 2031 for Snow Lake operations (including the Lalor project). However, these provisions also reflect estimated post-closure cash flows that extend to 2100 for ongoing monitoring and water treatment requirements. The Balmat site is currently closed; management anticipates that future cash flows related to its decommissioning and restorations liabilities will extend to 2042.

These estimates have been discounted to their present value at rates ranging from 0.9% to 2.9% per annum, using pre-tax risk-free interest rates that reflect the estimated maturity of each specific liability.

17.    Pension obligations

The Group maintains non-contributory and contributory defined benefit pension plans for certain of its employees.

The Group uses a December 31 measurement date for all of its plans. For the Group’s significant plans, the most recent actuarial valuations filed for funding purposes were performed during 2011 using data as at December 31, 2010. For these plans, the next actuarial valuation required for funding purposes will be performed during 2012 as at December 31, 2011.

The average remaining service period of the active employees covered by the pension plans was 9.53 years as at December 31, 2011.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

	2011	2010

Obligations and funded status:

Changes in pension obligation:
Obligation, beginning of year	$299,920	$264,350
Current service cost	8,243	6,603
Interest cost	16,471	17,075
Employee contributions	153	157
Actuarial loss	9,072	35,570
Special termination benefits	—	510
Benefits paid (funded plans)	(18,893)	(23,960)
Benefits paid (unfunded plans)	(371)	(385)
Plan settlements - disposal of subsidiary	(3,668)	—

Obligation, end of year	$310,927	$299,920

Change in pension plan assets:
Fair value of plan assets, beginning of year	$259,743	$234,527
Expected return on plan assets	16,284	15,413
Actuarial (losses) gains	(8,540)	12,507
Employer contributions	19,570	21,099
Employee contributions	153	157
Benefits paid (funded plans)	(18,893)	(23,960)
Plan settlements - disposal of subsidiary	(4,076)	—

Fair value of plan assets, end of year	$264,241	$259,743

The actual return on plan assets during 2011 was $7,744 (2010 - $27,920).

	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010

Reconciliation of assets and liabilities recognized in the balance sheet:
Funded pension obligations	$(297,565)	$(287,800)	$(253,532)
Fair value of plan assets	264,241	259,743	234,527
Unfunded pension obligations	(13,362)	(12,120)	(10,818)
Unrecognized past service cost of non-vested benefits	—	—	1,313
Unrecognized net actuarial gain	40,133	23,102	—
Unrecognized amounts resulting from balance sheet asset limitation	—	(30)	—
Net (liabilities) assets	(6,553)	(17,105)	(28,510)

Net (liabilities) assets:
Pension obligations - current	(6,553)	(16,283)	(28,447)
Pension obligations - non-current	—	(822)	(63)
Total pension obligation	$(6,553)	$(17,105)	$(28,510)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010

History of experience gains and losses:
Difference between expected and actual return on assets	3.0%	5.3%	5.8%
Experience loss on plan liabilities	(3.0)%	(13.5)%	(15.7)%

	Year ended
	December 31
	2011	2010
Pension expense recognized:
Current service cost	$8,243	$6,603
Interest cost	16,471	17,075
Expected return on plan assets	(16,284)	(15,413)
Amortization of actuarial loss	2	—
Early retirements, curtailments and settlements	948	510
Past service cost of benefits	—	1,313
Effect of asset limitation and minimum funding requirement	(30)	—
Defined benefit pension expense	$9,350	$10,088
Defined contribution pension expense	$662	$637

Pension amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the income statement within cost of sales upon sale of the inventory. Refer to note 7d for a summary of pension expense recognized in the income statement.

Expected employer contributions to the pension plans for the fiscal year ending December 31, 2012 is $17,665.

	2011	2010
To determine the net benefit expense for the year:
Discount rate - defined benefit	5.50%	6.50%
Expected return on plan assets	6.25%	6.50%
Rate of compensation increase(1)	2.50%	2.25%

To determine the accrued benefit obligations at the end of the year
Discount rate - defined benefit	5.25%	5.50%
Rate of compensation increase(1)	2.00%	2.50%

(1)plus merit and promotional scale based on member’s age

The Group’s pension cost is significantly affected by the discount rate used to measure obligations, the level of plan assets available to fund those obligations and the expected long term rate of return on plan assets.

The Group reviews the assumptions used to measure pension costs (including the discount rate) on an annual basis. Economic and market conditions at the measurement date affect these assumptions from year to year.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

In determining the discount rate, the Group considers the duration of the pension plan liabilities.

In determining the expected future rate of return on pension assets, the Group considers the types of investment classes in which the plan assets are invested and the expected compound returns on those investment classes.

Plan assets

The pension plan asset allocations, by asset category, are as follows:

	2012		2011
	Weighted		Weighted
	average	Target	average	Target

Equity securities	46.9%	50.0%	49.8%	50.0%
Debt securities	53.1%	50.0%	50.2%	50.0%
	100.0%	100.0%	100.0%	100.0%

The pension plans do not invest directly in either securities or property/real estate of the Group.

The Group’s primary quantitative investment objectives are maximization of the long-term real rate of return, subject to an acceptable degree of investment risk, and preservation of principal. Risk tolerance is established through consideration of several factors, including past performance, current market conditions and the funded status of the plan.

With the exception of fixed income investments, the plan assets are actively managed by investment managers, with the goal of attaining returns that potentially outperform passively managed investments. Within appropriate limits, the actual composition of the invested funds may vary from the prescribed investment mix.

Mortality tables and life expectancies

The mortality assumptions reflect best practice and have been chosen with regard to the latest available published tables.

	Life expectancy at age 65 for a male member currently aged 65 (in years)		Life expectancy at age 65 for a female member currently aged 65 (in years)
	2011	2010	2011	2010
UP94 with generational improvements	19.7	19.6	22.1	22.0

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

18.    Other employee benefits

The Group sponsors both other long-term employee benefit plans and non-pension post-employment benefits plans and uses a December 31 measurement date. The obligations for these benefits consist mainly of end of service indemnities, which do not have the character of pensions. Information about the Group’s post-employment and other long-term employee benefits is as follows:

	2011	2010

Obligations and funded status:
Change in other employee benefits obligation:
Obligation, beginning of year	$108,045	$86,961
Current service cost	3,726	2,610
Interest cost	6,138	5,753
Actuarial loss	5,977	15,269
Benefits paid	(2,461)	(2,548)

Obligation, end of year	$121,425	$108,045

Change in pension plan assets:
Fair value of plan assets, beginning of year	$—	$—
Employer contributions	2,461	2,548
Benefits paid	(2,461)	(2,548)

Fair value of plan assets, end of year	$—	$—

	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010

Reconciliation of assets and liabilities recognized in the balance sheet:
Unfunded benefit obligation	$(121,425)	$(108,045)	$(86,961)
Unrecognized net actuarial loss	20,870	15,269	—
	(100,555)	(92,776)	(86,961)
Vacation accrual and other - non-current	(3,194)	(4,284)	(4,310)
Net liability	$(103,749)	$(97,060)	$(91,271)

Reflected in the balance sheet as follows:
Other employee benefits liability - current	(3,513)	(3,994)	(3,527)
Other employee benefits liability - non-current	(100,236)	(93,066)	(87,744)
	$(103,749)	$(97,060)	$(91,271)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010

History of experience gains and losses:
Experience adjustment on plan liabilities	$(669)	$(330)	$—
Change of assumptions on plan liabilities	6,646	15,999	—

	Year ended
	December 31
	2011	2010
Benefit expense recognized in the income statement:
Current service cost	$3,726	$2,610
Interest cost	6,138	5,753
Actuarial loss recognized in year	376	—
Other employee benefits expense	$10,240	$8,363

Other employee benefit amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the income statement within cost of sales upon sale of the inventory. Refer to note 7d for a summary of other post-retirement employee benefit expense recognized in the income statement.

Additional information:

The weighted average assumptions used in the determination of other employee benefits expense and obligations were as follows:

	2011	2010

To determine the net benefit expense for the year:
Discount rate	5.75%	6.75%
Initial weighted average health care trend rate	8.01%	8.16%
Ultimate weighted average health care trend rate	4.50%	4.50%

To determine the benefit obligations at the end of the year:
Discount rate	5.40%	5.75%
Weighted average health care trend rate	7.85%	8.01%
Ultimate weighted average health care trend rate	4.50%	4.50%

If the health care cost trend rate was increased or decreased by one percentage point, the accumulated post-employment benefit obligation and the aggregate service and interest cost would have increased (decreased) as follows:

	2011	2010

Effect of health care cost trend rate increase by one percentage point:
Accumulated post-employment benefit obligation	$25,260	$21,028
Aggregate of service and interest cost	2,082	1,627

Effect of health care cost trend decrease by one percentage point:
Accumulated post-employment benefit obligation	$(19,842)	$(16,767)
Aggregate of service and interest cost	(1,606)	(1,277)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

The Group’s post-employment and other long-term employee benefit cost is materially affected by the discount rate and health care cost trend rates used to measure obligations.

The Group reviews the assumptions used to measure post-employment and other long-term employee benefit costs (including the discount rate) on an annual basis.

In determining the discount rate, the Group considers the duration of the other retirement benefit plan liabilities.

19.    Income and mining taxes

(a)     Tax expense:

	Year ended
	December 31
	2011	2010
Tax expense applicable to:
Current:
Taxable income	$47,688	$45,261
Taxable mining profits	29,977	26,427
Benefits related to tax settlement and tax return amendments	—	(5,502)
	77,665	66,186
Deferred:
Income taxes - origination and reversal of temporary difference	22,840	879
Canadian mining taxes - origination and reversal of temporary difference	15,994	1,189
Benefit arising from previously unrecognized tax loss, or temporary difference	(1,679)	—
Peruvian mining tax - origination and reversal of temporary difference	19,009	—
	56,164	2,068

Tax expense	$133,829	$68,254

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(b)     Deferred tax assets and liabilities as represented on the balance sheet:

	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Deferred income tax asset	$12,277	$6,833	$13,088
Deferred mining tax asset - Canada	1,063	17,057	18,246
	13,340	23,890	31,334
Deferred income tax liability	(170,381)	(15,786)	(16,182)
Deferred mining tax liability - Peru	(19,282)	—	—
	(189,663)	(15,786)	(16,182)

Net deferred tax (liability) asset balance, end of year	$(176,323)	$8,104	$15,152

(c)     Changes in deferred tax assets and liabilities:

	Year ended
	December 31
	2011	2010
Deferred tax asset balance, beginning of year	$8,104	$15,152
Deferred tax expense	(56,164)	(2,068)
OCI transactions (note 23)	6,346	(4,455)
Acquisition of Hudbay Peru (note 5)	(128,836)	—
Foreign currency translation on Hudbay Peru deferred tax liability	(5,773)	—
Other	—	(525)

Net deferred tax (liability) asset balance, end of year	$(176,323)	$8,104

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(d)     Reconciliation to statutory tax rate:

As a result of its mining operations, the Group is subject to both income and mining taxes. Generally, most expenditures incurred are deductible in computing income tax, whereas mining tax legislation, although based on a measure of profitability from carrying on mining operations, is more restrictive in respect of the deductions permitted in computing income subject to mining tax. These restrictions include costs unrelated to mining operations as well as deductions for financing expenses, such as interest and royalties. In addition, income unrelated to carrying on mining operations is not subject to mining tax.

A reconciliation between tax expense and the product of accounting profit multiplied by the Group’s statutory income tax rate for the years ended December 31, 2011 and 2010 is as follows:

	Year ended
	December 31
	2011	2010

Statutory tax rate	28.49%	30.11%

Tax expense from continuing operations at statutory rate	$59,551	$32,720

Effect of:
Non controlling interest	2,762	888
Resource allowance and deductions related to resource taxes	(14,213)	(8,323)
Adjusted income taxes	48,100	25,285
Mining taxes	64,981	27,616
	113,081	52,901
Temporary income tax differences not recognized	14,651	18,529
Permanent differences related to:
- capital items	1,360	(436)
- share-based payment expense	554	773
Other income tax permanent differences	3,091	1,532
Impact related to tax rates	1,092	457
Benefit related to tax settlement and tax return amendment	—	(5,502)

Tax expense	$133,829	$68,254

The average statutory income tax rate is the average of the standard income tax rates applicable in the jurisdictions in which the Group operates, weighted by the profit (loss) before tax of the subsidiaries included in the consolidated accounts.

The change in the average statutory income tax rate is primarily due to a decline in the Canadian federal income tax rate in 2011.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(e)     Income tax effect of temporary differences - recognized:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets or deferred tax liabilities at December 31, 2011 and 2010 are as follows:

	Balance sheet			Income Statement
	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010	2011	2010
Deferred income tax asset (liability) / expense (recovery)
Property, plant and equipment	$2,033	$2,633	$797	$600	$(1,836)
Pension obligation	91	25	(5)	(66)	(30)
Other employee benefits	1,020	1,184	350	164	(834)
Non-capital losses	7,112	7,218	8,034	106	816
Share issue and debt costs	261	1,234	2,138	973	904
Capital losses	—	—	16	—	16
Other	1,760	(5,461)	1,758	4,116	2,239
Deferred income tax asset	12,277	6,833	13,088	5,893	1,275
Deferred income tax liability (asset) / expense (recovery)
Property, plant and equipment	182,578	22,821	37,868	22,109	(15,047)
Pension obligation	(1,604)	(4,805)	(8,550)	3,201	3,745
Other employee benefits	(10,175)	(1,141)	(9,969)	(9,034)	8,828
Share issue and debt costs	38	(1,252)	(2,580)	1,290	1,328
Other	(456)	163	(587)	(619)	750
Deferred income tax liability	170,381	15,786	16,182	16,947	(396)
Deferred income tax asset (liability) / expense (recovery)	$(158,104)	$(8,953)	$(3,094)	$22,840	$879

The above reconciling items are disclosed at the tax rates that apply in the jurisdiction where they have arisen.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(f)                 Income tax temporary differences - not recognized:

The Group has not recognized a deferred tax asset in respect of the following deductible income tax temporary differences:

	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Property, plant and equipment	$50,600	$52,130	$50,194
Capital losses	46,742	597	597
Other employee benefits	63,234	62,889	53,168
Asset retirement obligations	143,731	103,260	76,491
Non-capital losses	68,389	60,889	44,487
Other	11,079	10,632	10,469

Deferred tax assets not recognized	$383,775	$290,397	$235,406

The deductible temporary differences excluding non-capital losses do not expire under current tax legislation.

The Canadian non capital losses were incurred between 2004 and 2011 and expire between 2012 and 2031. The Group incurred United States net operating losses between 2004 and 2011 which have a 20 year carry forward period. Peruvian net operating losses were incurred from 2008 to 2011 and expire between 2012 and 2015.

(g)                       Mining tax effect of temporary differences:

The tax effects of temporary differences that give rise to significant portions of the deferred mining tax assets and liabilities at December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

Canada	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Deferred mining tax assets:
Property, plant and equipment	$1,063	$17,057	$18,246

Peru	Dec. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Deferred mining tax liabilities:
Property, plant and equipment	$(19,282)	$—	$—

The Group did not have any unrecognized deferred tax assets at January 1, 2010, December 31, 2010 and December 31, 2011.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(h)              Unrecognized taxable temporary differences associated with investments:

The temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognized, aggregate to $166.6 million (2010 - $181.6 million).

The Group has not recognized a deferred tax liability at December 31, 2011 or December 31, 2010 for taxes that would be payable. The Company is able to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the forseeable future.

(i)                 Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Group may be subject in the future to a review of its historic income and other tax filings, and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Group’s business. These audits may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

20.            Share capital

(a)               Preference shares:

Authorized:                       Unlimited preference shares without par value

(b)               Common shares:

Authorized:                       Unlimited common shares without par value

Issued and fully paid:

	Year ended		Year ended
	Dec. 31, 2011		Dec. 31, 2010
	Common		Common
	shares	Amount	shares	Amount

Balance, beginning of year	149,431,339	$642,161	153,854,655	$656,427
Exercise of options	30,622	216	623,784	6,881
Shares repurchased	—	—	(5,047,100)	(21,147)
Share issue costs, net of tax	—	(239)	—	—
Issued - acquisition of Hudbay Peru (note 5)	20,372,986	345,119	—	—
Issued - acquisition of non-controlling interest (note 5)	2,102,718	32,869	—	—

Balance, end of year	171,937,665	$1,020,126	149,431,339	$642,161

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

In the reporting periods, the Company declared and paid semi-annual dividends of $0.10 per share. The first dividend payment was $14,901 on September 30, 2010 to shareholders of record as of September 15, 2010. Subsequent dividend payments were $17,152 and $17,194, on March 31, 2011 and September 30, 2011 to shareholders of record as of March 21, 2011 and September 15, 2011, respectively.

The Company declared a semi-annual dividend of $0.10 per share on March 7, 2012. The dividend will be paid on March 30, 2012 to shareholders of record as of March 20, 2012 and is expected to total $17,194.

On September 29, 2009, the Group announced a share repurchase program, through the facilities of the Toronto Stock Exchange, for cancellation of up to 13,655,000 common shares (approximately 10% of the Group’s public float) by way of a normal course issuer bid. Purchases of common shares were made from time to time at market prices and in accordance with the rules of the Toronto Stock Exchange. This repurchase program was authorized to be in effect until September 30, 2010. During the year ended December 31, 2010, the Group repurchased for cancellation 5,047,100 common shares at a net cost of $60,309. The Group recorded a reduction in share capital of $21,147. The excess net cost over the average book value of the shares was recorded as a reduction to other capital reserves of $3,399 and a reduction to retained earnings of $35,763.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

21.            Share-based payments

(a)               Cash-settled share-based payments:

The Group has two cash-settled share-based payment plans, as described below.

Deferred share units (DSU)

At December 31, 2011, the carrying amount and the intrinsic value of the outstanding liability related to the DSU plan was $2,415 (December 31, 2010 - $3,166) (note 16). The following table outlines information related to DSUs granted, expenses recognized and payments made during the year.

	Year ended
	Dec. 31, 2011	Dec. 31, 2010
Granted during the year:
Number of units	61,835	100,831
Weighted average price ($/unit)	$14.11	$12.92
(Gain) expenses recognized during the year(1) (note 7c)	$(753)	$2,175
Payments made during the year	$—	$199

(1) This expense relates to the grant of DSUs, as well as mark-to-market adjustments, and is presented within selling and administrative expenses on the income statement.

Restricted share units (RSU)

At December 31, 2011, the carrying amount of the outstanding liability related to the RSU plan was $2,746 (December 31, 2010 - $1,641) (note 16). No RSUs were vested at December 31, 2011 and December 31, 2010. RSUs are settled on the vest date and therefore the intrinsic value at December 31, 2011 and December 31, 2010 of vested RSUs was nil. The following table outlines information related to RSUs granted, expenses recognized and payments made in the year

	Year ended
	Dec. 31, 2011	Dec. 31, 2010
Granted during the year:
Number of units	323,116	433,927
Weighted average price ($/unit)	15.79	$12.95
Expenses (gain) recognized during the year(1) (note 7c)	$1,825	$1,555
Payments made during the year	$905	$—

(1) This net expense reflects recognition of RSU expense over the service period, as well as mark-to-market adjustments, and is presented mainly within cost of sales and selling and administrative expenses.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(b)               Equity-settled share-based payment - stock options:

The Group’s stock option plan was approved in June 2005 and amended in May 2008 (the “Plan”).

Under the amended Plan, the Group may grant to employees, officers, directors or consultants of the Group or its affiliates options to purchase up to a maximum of 13 million common shares of the Group. The maximum number of common shares issuable to insiders pursuant to the Plan is limited to 10% of the then issued and outstanding common shares of the Group. The maximum number of common shares issuable to each non employee directors under the Plan shall not exceed the lesser of $100,000 in value per year and 1% in number of the then issued and outstanding common shares of the Group per year. Options granted under the amended Plan have a maximum term of five years and become exercisable as follows: the first 33 1/3% are exercisable after one year, the next 33 1/3% are exercisable after two years, and the last 33 1/3% are exercisable after three years. Except in specified circumstances, options are not assignable and terminate upon, or within a specified time following, the optionee ceasing to be employed by or associated with the Group. The Plan further provides that the price at which common shares may be issued under the Plan cannot be less than the market price of the common shares on the last trading date before the relevant options are approved by the Board.

Prior to the May 2008 amendment, the Plan approved in June 2005 allowed the Group to grant options up to 10% (to a maximum of 8 million issued outstanding options) of the issued and outstanding common shares of the Group to employees, officers, and directors of the Group for a maximum term of ten years. Of the common shares covered by the stock option plan, the first 33 1/3% were exercisable immediately, the next 33 1/3% were exercisable after one year, and the last 33 1/3% were exercisable after two years.

No options were granted during the year ended December 31, 2011. The fair value of options granted in the year ended December 31, 2010 were estimated as at the date of grant using a Black Scholes option pricing model with the following weighted average assumptions and results: expected volatility of 67%; risk-free interest rate of 1.8%, expected life of three years, weighted average exercise price of $14.50, and weighted average grant-date fair value of $4.53 per stock option.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

The Group estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.

	Year ended		Year ended
	Dec. 31, 2011		Dec. 31, 2010
	Number	Weighted	Number	Weighted
	of shares	average	of shares	average
	subject	exercise	subject	exercise
	to option	price	to option	price
Balance, beginning of year	4,368,784	$14.50	4,637,113	$14.25
Granted	—	—	900,000	12.17
Exercised	(30,622)	5.00	(623,784)	8.42
Forfeited	(290,007)	17.27	(145,557)	10.42
Expired	(149,450)	17.95	(398,988)	17.31

Balance, end of year	3,898,705	$14.24	4,368,784	$14.50

For stock options exercised during the year, the weighted average share price at the exercise date was $14.83 (2010 - $17.65)

The following table summarizes the options outstanding:

Dec. 31, 2011

		Weighted-
		average	Weighted-		Weighted-
	Number of	remaining	average	Number of	average
Range of	options	contractual life	exercise	options	exercise
exercise prices	outstanding	(years)	price	exercisable	price
$2.59 - 10.20	981,653	3.6	$6.91	904,988	$6.82
10.21 - 14.02	1,007,000	2.4	12.01	707,000	11.95
14.03 - 16.55	700,033	6.2	15.86	700,033	15.86
16.56 - 21.28	1,030,019	4.9	20.76	1,030,019	20.76
21.29 - 23.74	180,000	5.7	23.01	180,000	23.01
$2.59 - 23.74	3,898,705	4.2	$14.24	3,522,040	$14.55

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Dec. 31, 2010

		Weighted-
		average	Weighted-		Weighted-
	Number of	remaining	average	Number of	average
Range of	options	contractual life	exercise	options	exercise
exercise prices	outstanding	(years)	price	exercisable	price
$2.59 - 10.20	1,017,942	4.6	$6.85	857,940	$6.65
10.21 - 14.02	1,008,000	3.4	12.01	354,667	11.94
14.03 - 16.00	756,703	7.2	15.86	756,703	15.86
16.01 - 20.78	355,200	3.7	17.53	351,867	17.53
20.79 - 23.74	1,230,939	6.3	21.16	1,230,939	21.16
$2.59 - 23.74	4,368,784	5.2	$14.50	3,552,116	$15.24

22.            Earnings per share data

	Year ended
	December 31
	2011	2010
Weighted average common shares outstanding	167,863,427	150,636,835
Plus net incremental shares from assumed conversions:
- Stock options	498,930	699,564

Diluted weighted average common shares outstanding	168,362,357	151,336,399

For the basic and diluted earnings per share calculations, 167,863,427 common shares (2010 - 150,363,835) were used when calculating earnings per share for periods where the Group had a loss. Hudbay’s calculation of diluted earnings per share for 2011 excludes 498,930 incremental shares from the assumed conversion of stock options as they would be anti-dilutive.

	Year ended
	December 31
	2011	2010
Profit (loss) from continuing operations attributable to:
Owners of the Company	$81,375	$43,139
Non-controlling interests	(6,179)	(2,724)
	$75,196	$40,415

Loss from discontinued operations attributable to:
Owners of the Company	$(235,270)	$(19,168)
Non-controlling interests	(3,514)	(230)
	$(238,784)	$(19,398)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

23.            Other comprehensive income (loss) (“OCI”)

	Year ended Dec. 31, 2011			Year ended Dec. 31, 2010
	Pre-tax	Tax	Net of tax	Pre-tax	Tax	Net of tax
Foreign currency translation
Net exchange gain (loss) on translation of foreign operations	$15,793	$—	$15,793	$(15,070)	$—	$(15,070)
Transfer to income statement on disposal of foreign operations	20,416	—	20,416	—	—	—
	36,209	—	36,209	(15,070)	—	(15,070)

Available-for-sale
Change in fair value of available-for-sale investments	(49,117)	7,036	(42,081)	38,465	(4,764)	33,701
Transfer to income statement on impairment of investments	6,587	(842)	5,745	—	—	—
Transfer to income statement on sale of investments	—	—	—	(2,163)	309	(1,854)
Transfer to income statement on acquisition of subsidiary	(1,220)	152	(1,068)	—	—	—
	(43,750)	6,346	(37,404)	36,302	(4,455)	31,847

Cash flow hedge
Effective portion of change in fair value of cash flow hedge	6,279	(1,770)	4,509	7,523	(2,252)	5,271
Transfer to income statement as hedged transactions occurred	(992)	205	(787)	(3,267)	1,014	(2,253)
	5,287	(1,565)	3,722	4,256	(1,238)	3,018

Total OCI (loss)	$(2,254)	$4,781	$2,527	$25,488	$(5,693)	$19,795

Gains and losses transferred from equity into profit or loss during the year are included in the following line items in the income statement:

	2011	2010
Revenue (note 7a)	992	3,267
Other finance gains/losses (note 7f)	(5,367)	2,163
Discontinued operations (note 6)	(20,416)	—
Tax expense	485	(1,323)

	(24,306)	4,107

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

24.            Non-controlling interests

Prior to the disposition of the Fenix project on September 9, 2011, the Group owned 98.2% of Compañía Guatemalteca de Níquel (“CGN”). As a result of the transaction, the Group is no longer required to account for the related non-controlling interest.

Hudbay owns 51% of the Back Forty project in accordance with a subscription, option and joint venture agreement with Aquila Resources Inc. (“Aquila”). Hudbay has control over the Back Forty project and accordingly consolidates the Back Forty project in its consolidated financial statements.

In accordance with a joint venture agreement with VMS Ventures Inc. (“VMS”), Hudbay owns 70% of the Reed copper deposit and the two claims immediately to the south. Hudbay has control over the project and accordingly consolidates the Reed copper project in its consolidated financial statements.

The Group acquired 90.5% of Hudbay Peru on March 1, 2011 and increased its ownership throughout the year, resulting in a 100% ownership interest as at December 31, 2011 (note 5).

		Back Forty	Reed Copper
	CGN	Project	Deposit	Hudbay Peru	Total

Balance, January 1, 2010	$1,359	$—	$—	$—	$1,359
Share of assets acquired	—	10,221	1,122	—	11,343
Share of OCI	—	(326)	—	—	(326)
Share of net loss	(230)	(1,865)	(859)	—	(2,954)
Balance, December 31, 2010	1,129	8,030	263	—	9,422
Share of assets acquired	—	—	—	9,446	9,446
Share of OCI	—	104	—	—	104
Share of net loss	(3,514)	(5,041)	(1,161)	23	(9,693)
Disposition of subsidiary	2,385	—	—	—	2,385
Acquisition of non- controlling interests	—	—	—	(9,469)	(9,469)

Balance December 31, 2011	$—	$3,093	$(898)	$—	$2,195

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

25.            Capital management

The Group’s definition of capital includes total equity and long term debt. Hudbay had no long-term debt during the years ended December 31, 2011 and December 31, 2010.

The Group’s objectives when managing capital are to maintain a strong capital base in order to:

•             Advance the Group’s corporate strategies to create long-term value for its stakeholders; and

•             Sustain the Group’s operations and growth throughout metals and materials cycles.

Hudbay monitors its capital and capital structure on an ongoing basis to ensure they are sufficient to achieve the Group’s short-term and long-term strategic objectives. Hudbay monitors its cash and cash equivalents, which were $899,077 as at December 31, 2011 (December 31, 2010 - $901,693, January 1, 2010 - $886,814). The Group invests its cash and cash equivalents primarily in Canadian bankers’ acceptances, deposits at major Canadian banks, or treasury bills issued by the federal or provincial governments. The Group does not currently have debt outstanding, and so it is not subject to externally imposed capital requirements other than the requirement to maintain sufficient cash balances to fund continuing operations. Interest coverage ratios, debt to book capitalization ratios and debt to cash flow ratios are metrics that would also be evaluated during periods when financial leverage was employed as an element of the Group’s capital structure.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

26.            Financial instruments

(a)               Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Group’s financial instruments and non-financial derivatives:

	Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
	Fair Value	Carrying value	Fair Value	Carrying value	Fair Value	Carrying value
Financial assets

Loans and receivables
Cash and cash equivalents (1)	$899,077	$899,077	$901,693	$901,693	$886,814	$886,814
Restricted cash(1)	1,692	1,692	4,405	4,405	59,031	59,031
Trade and other receivables(1) (2)	33,391	33,391	68,778	68,778	36,755	36,755

Fair value through profit or loss
Trade and other receivables embedded derivatives(3)	(1,407)	(1,407)	5,841	5,841	209	209
Non-hedge derivative assets(3)	36	36	2,724	2,724	955	955
Investments at FVTPL(4)	2,090	2,090	7,688	7,688	138	138

Designated in cash flow hedges
Hedging derivative assets(3)	3,076	3,076	1,674	1,674	258	258

Available-for-sale
Available-for-sale investments(4)	98,279	98,279	104,990	104,990	27,249	27,249
	1,036,234	1,036,234	1,097,793	1,097,793	1,011,409	1,011,409

Financial liabilities

Financial liabilities at amortized cost
Trade and other payables(1) (2)	158,708	158,708	124,449	124,449	108,144	108,144

Fair value through profit or loss
Trade and other payables - embedded derivatives(3)	35	35	941	941	557	557
Non-hedge derivative liabilities(3)	1,159	1,159	17	17	152	152

Designated in cash flow hedges
Hedging derivative liabilities(3)	—	—	4,383	4,383	9,823	9,823
	159,902	159,902	129,790	129,790	118,676	118,676
Net financial assets	$876,332	$876,332	$968,003	$968,003	$892,733	$892,733

(1)   Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

(2)   Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.

(3)   Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates and adjusted for credit risk.

(4)   Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using a Black-Scholes model.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition.

December 31, 2011	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$(1,407)	$—	$(1,407)
Non-hedge derivatives	—	36	—	36
Investments at FVTPL	—	2,090	—	2,090
Hedging derivatives	—	3,076	—	3,076
Available-for-sale investments	94,279	—	4,000	98,279
	94,279	3,795	4,000	102,074
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	—	35	—	35
Non-hedge derivatives	—	1,159	—	1,159
	$—	$1,194	$—	$1,194

December 31, 2010	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$5,841	$—	$5,841
Non-hedge zinc derivatives	—	2,724	—	2,724
Investments at FVTPL	—	7,688	—	7,688
Hedging derivatives	—	1,674	—	1,674
Available for sale investments	102,990	—	2,000	104,990
	102,990	17,927	2,000	122,917
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	—	941	—	941
Non-hedge derivatives	—	17	—	17
Hedging derivatives	—	4,383	—	4,383
	$—	$5,341	$—	$5,341

There were no transfers between levels during the period.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(b)     Derivatives and hedging:

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. The fixed-price sales contracts with customers are not recognized as derivatives, as they are executory contracts entered into and held for the purpose of the Group’s expected sale requirements. However, the zinc forward purchase contracts are recorded as derivatives. Gains and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities.

At December 31, 2011, the Group held contracts for forward zinc purchases of 8,011 tonnes (2010 - 891 tonnes) that related to forward customer sales of zinc. Prices ranged from US$1,757 to US$2,209 per tonne (2010 - US$1,722 to US$2,340), and settlement dates extended out up to June 2012.

Cash flow hedging derivatives

In 2009, the Group entered into a foreign exchange swap contract to hedge foreign exchange risk for future receipts of US dollars and commodity swap contracts to hedge prices for a portion of future sales of zinc. These contracts expire in July 2012. The risk management objective for these hedging relationships is to mitigate the impact on the Group of fluctuating zinc prices and exchange rates. Cash flow hedge accounting has been applied to the hedging relationships. The effective portion of the change in fair value of cash flow hedging derivatives recognized in other comprehensive income is presented in note 23, and the ineffective portion recognized in other finance gains and losses in the income statement is presented in note 7f. Gains and losses reclassified from the cash flow hedge reserve to revenue are presented in note 23.

In 2007, the Group applied hedge accounting to zinc swap contracts to hedge prices for a portion of zinc sales in 2010. By 2008, the Group had terminated the zinc swap contracts and prospectively discontinued hedge accounting for those hedging relationships. Related gains and losses in the hedging reserve were reclassified to the income statement as the hedged forecast zinc sales occurred. As at December 31, 2010, no further amounts remained in the hedging reserve related to these hedging relationships.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

The following tables summarize the Group’s cash flow hedging derivatives, indicating the periods in which cash flows associated with the cash flow hedging derivatives are expected to occur:

		Weighted	Fair value of	Expected
		average	derivative	cash
December 31, 2011	Quantity	price	asset	flows

Zinc swaps - US$ denominated contracts
	Metric tonnes	US$/MT
Maturing between 0 to 12 months	7,320	2,220	$2,564	$2,564

Foreign currency swaps - sell US$/buy C$
	C$	C$/US$
Maturing between 0 to 12 months	11,600	1.0668	$512	$512

			Fair value of
		Weighted	derivative	Expected
		average	asset	cash
December 31, 2010	Quantity	price	(liability)	flows
Zinc swaps - US$ denominated contracts
Maturing between:	Metric tonnes	US$/MT
0 to 12 months	11,437	2,220	$(2,559)	$(2,559)
13 to 24 months	7,320	2,220	(1,824)	(1,824)
	18,757	2,220	$(4,383)	$(4,383)

Foreign currency swaps - sell US$/buy C$
Maturing between:	C$	C$/US$
0 to 12 months	16,310	1.0668	$1,071	$1,071
13 to 24 months	10,873	1.0668	603	603
	27,183	1.0668	$1,674	$1,674

(c)     Embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotational period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

At December 31, 2011, the Group’s net position consisted of contracts awaiting final pricing for sales of 7,854 tonnes of copper (2010 - 6,236 tonnes), purchases of 4,664 tonnes of zinc (2010 - 5,178 tonnes), sales of 13,147 ounces of gold (2010 - 10,740 ounces) and sales of 136,828 ounces of silver (2010 - 99,071 ounces).

(d)     Financial risk management

The Group’s financial risk management activities are governed by Board-approved policies addressing risk identification, hedging authorization procedures and limits and reporting. Hudbay’s policy objective, when hedging activities are undertaken, is to reduce the volatility of future profit and cash flow within the strategic and economic goals of the Group. The Group from time to time employs derivative financial instruments, including forward and option contracts, to manage risk originating from exposures to commodity price risk, foreign exchange risk and interest rate risk. Significant derivative transactions are approved by the Board of Directors, and hedge accounting is applied when certain criteria have been met. The Group does not use derivative financial instruments for trading or speculative purposes.

The following is a discussion of the Group’s risk exposures.

(i)    Market risk

Market risk is the risk that changes in market prices, including foreign exchange rates, commodity prices and interest rates, will cause fluctuations in the fair value or future cash flows of a financial instrument.

Foreign currency risk

The Group’s primary exposure to foreign currency risk arises from:

•                       Translation of US dollar denominated revenues and expenses and, to a lesser extent, Peruvian nuevo sol expenses into Canadian dollars. Substantially all of the Group’s revenues are denominated in US dollars, while less than half of its expenses are denominated in US dollars. As a result, appreciation of the Canadian dollar relative to the US dollar will reduce the Group’s profit, and a weakening of the Canadian dollar will increase the Group’s profit.

•                       Translation of US dollar and Peruvian nuevo sol denominated operating accounts, consisting mainly of certain cash and cash equivalents, trade and other receivables, trade and other payables and derivatives. Cash balances in nuevos soles are restricted to amounts required to fund near-term operating requirements. Appreciation of the Canadian dollar relative to the US dollar or nuevo sol will reduce the net asset value of these operating accounts once they have been translated to Canadian dollars, resulting in foreign currency translation losses on foreign currency denominated assets and gains on foreign currency denominated liabilities.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

The Group’s exposure to foreign currency risk was as follows based on notional amounts:

	Dec. 31, 2011		Dec. 31, 2010
	USD	PEN	USD	PEN
Cash and cash equivalents	129,465	3,323	5,066	—
Trade and other receivables	16,848	330	6,594	—
Restricted cash	—	—	183	—
Derivative assets (liabilities)	1,511	—	(391)	—
Trade and other payables	(18,571)	(15,446)	(786)	—
	129,253	(11,793)	10,666	—

The Group’s foreign currency cash flow hedges are described in note 26b.

The following sensitivity analysis for foreign currency risk relates solely to financial instruments and non financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis does not reflect the overall effect that changes in market variables would have on the Group’s results of operations.

December 31, 2011	A change of:		Would have changed 2011 after-tax profit by:	Would have changed 2011 after-tax OCI by:
Foreign currency risk
USD/CAD exchange rate(1)	$	+0.10	$8.2 million	$(0.6) million
USD/CAD exchange rate(1)		$-0.10	(8.2) million	0.8 million
PEN/CAD exchange rate(2)	$	+0.25	0.4 million	—
PEN/CAD exchange rate(2)		$-0.25	(0.5) million	—

December 31, 2010	A change of:		Would have changed 2010 after-tax profit by: (millions)	Would have changed 2010 after-tax OCI by: (millions)
Foreign currency risk
USD/CAD exchange rate(1)	$	+0.10	$6.9 million	$(1.8) million
USD/CAD exchange rate(1)		$-0.10	(6.9) million	1.9 million

(1)Effect on profit due to translation of operating accounts denominated in US dollars; effect on OCI due to foreign currency cash flow hedging derivatives.

(2)Effect on profit due to translation of operating accounts denominated in Peruvian nuevo sol.

Commodity price risk

Hudbay is exposed to market risk from prices for the commodities the Group produces and sells, such as zinc, copper, gold and silver. From time to time, the Group maintains price protection programs and conducts commodity price risk management through the use of derivative contracts.

The Group’s non-hedge zinc derivatives and zinc cash flow hedges are described in note 26b. Embedded derivatives are described in note 26c.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

The following sensitivity analysis for commodity price risk relates solely to financial instruments and non financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis does not reflect the overall effect that changes in market variables would have on the Group’s results of operations.

December 31, 2011	Change of:		Would have changed 2011 after-tax profit by:	Would have changed 2011 after-tax OCI by:
Commodity price risk
Copper prices (US$/lb)(3)	$	+0.30	$2.6 million	—
Copper prices (US$/lb)(3)		$-0.30	(2.6) million	—
Zinc prices (US$/lb)(4)	$	+0.10	(1.3) million	1.2 million
Zinc prices (US$/lb)(4)		$-0.10	1.3 million	(1.2) million

December 31, 2010	Change of:		Would have changed 2010 after-tax profit by:	Would have changed 2010 after-tax OCI by:
Commodity price risk
Copper prices (US$/lb)(3)	$	+0.30	$2.1 million	—
Copper prices (US$/lb)(3)		$-0.30	(2.1) million
Zinc prices (US$/lb)(4)	$	+0.10	—	(2.7) million
Zinc prices (US$/lb)(4)		$-0.10	—	2.3 million

(3)Effect on profit due to embedded provisional pricing derivatives.

(4)Effect on profit due to embedded provisional pricing derivatives and non-hedge zinc derivatives; effect on OCI due to zinc swap cash flow hedging derivatives.

Share price risk

Hudbay is exposed to market risk from share prices for the Group’s investments in listed Canadian metals and mining companies. These investments are made to foster strategic relationships, in connection with joint venture agreements and for investment purposes. Management monitors the value of these investments for the purposes of determining whether to add to or reduce the Group’s positions.

The following sensitivity analysis for share price risk relates solely to financial instruments and non financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis does not reflect the overall effect that changes in market variables would have on the Group’s results of operations.

December 31, 2011	Change of: %	Would have changed 2011 after-tax profit by:	Would have changed 2011 after-tax OCI by:
Share price risk
Share prices(5)	+25%	—	$21.5 million
Share prices(5)	-25%	—	(24.6) million

December 31, 2010	Change of: %	Would have changed 2010 after-tax profit by:	Would have changed 2010 after-tax OCI by:
Share price risk
Share prices(5)	+25%	—	$26.8 million
Share prices(5)	-25%	—	(26.8) million

(5)Effect on OCI due to available-for-sale investments in listed shares.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Interest rate risk

The Group is not exposed to significant interest rate risk other than cash flow interest rate risk on its cash and cash equivalents. At December 31, 2011, the Group did not have any cash equivalents, therefore there would be no impact on the Group’s net earnings by an increase or decrease in interest rates. At December 31, 2010 if interest rates had been higher by 2% with all other variables held constant, net earnings would have been $10.5 million higher. A downward change to interest rates of 0.25% would have decreased the Group’s net earnings by $1.3 million.

Refer to notes 3e and 8 for information about the Group’s cash and cash equivalents.

(ii)    Credit risk:

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its obligations. The Group’s maximum exposure to credit risk at the reporting date is represented by the carrying amount, net of any impairment losses recognized, of financial assets and non-financial derivative assets recorded on the balance sheet. Refer to note 26a.

Substantially all of the Group’s cash and cash equivalents are represented by deposits with major Schedule 1 Canadian banks. Deposits and other investments with one of these banks represented 49.9% of total cash and cash equivalents as at December 31, 2011. The Group’s investment policy requires it to comply with a list of approved investments, concentration and maturity limits, as well as credit quality. The Group has not invested in asset backed commercial paper. Credit concentrations in the group’s short-term investments are monitored on an ongoing basis.

Transactions involving derivatives are with counterparties the Group believes to be creditworthy. The Group’s swap agreements are governed by master agreements.

Management has a credit policy in place that requires the Group to obtain credit insurance from an investment grade credit insurance provider to mitigate exposure to credit risk in its receivables. At December 31, 2011, approximately 62% of the Group’s trade receivables were insured, with a credit insurance deductible of 10%. The deductible and any additional exposure to credit risk is monitored and approved on an ongoing basis.

One customer accounted for approximately 27% of total trade receivables as at December 31, 2011 (2010 - 62%). Credit risk for this customer is assessed as medium to low risk.

As at December 31, 2011, approximately 1% of the Group’s trade receivable was aged more than 30 days (2010 - less than 1%).

(iii)   Liquidity risk:

Liquidity risk is the risk that the Group will not be able to meet its obligations associated with financial liabilities. Hudbay’s objective is to maintain sufficient liquid resources to meet operational and investing requirements.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

The following summarizes the contractual undiscounted cash flows of the Group’s non-derivative and derivative financial liabilities, including any interest payments, by remaining contractual maturity. The table includes all instruments held at the reporting date for which payments had been contractually agreed at the reporting date. The undiscounted amounts shown are gross amounts, unless the liabilities will be settled net. Amounts in foreign currency are translated at the closing rate at the reporting date. When a counterparty has a choice of when an amount is paid, the liability is allocated to the earliest possible time period.

Dec. 31, 2011	Carrying amount	Contractual cash flows	12 months or less	1-2 years	2-5 years	Maturing in over 5 years
Assets used to manage liquidity risk
Cash and cash equivalents	899,077	899,077	899,077	—	—	—
Non-derivative financial liabilities
Trade and other payables, including embedded derivatives	(163,187)	(163,187)	(163,817)	—	—	—
	735,890	735,890	735,260	—	—	—
Derivative financial liabilities
Non-hedge zinc derivative contracts	(1,159)	(1,159)	(1,159)	—	—	—
Cash flow hedging derivatives
- zinc	2,638	2,638	2,638	—	—	—
- foreign currency swaps	607	607	607	—	—	—
	2,086	2,086	2,086	—	—	—

Dec. 31, 2010	Carrying amount	Contractual cash flows	12 months or less	1-2 years	2-5 years	Maturing in over 5 years
Assets used to manage liquidity risk
Cash and cash equivalents	901,693	901,693	901,693	—	—	—
Non-derivative financial liabilities
Trade and other payables, including embedded derivatives	(133,597)	(133,597)	(133,597)	—	—	—
	768,096	768,096	768,096	—	—	—
Derivative financial liabilities
Non-hedge zinc derivative contracts	2,723	2,723	2,723	—	—	—
Cash flow hedging derivatives
- zinc	(4,399)	(4,399)	(2,767)	(1,632)	—	—
- foreign currency swaps	1,674	1,674	1,071	603	—	—
	(2)	(2)	1,027	(1,029)	—	—

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

27. Commitments and contingencies

(a)     Operating lease commitments

The Group has entered into various lease commitments for facilities and equipment. The leases expire in periods ranging from one to ten years. There are no restrictions placed on the Group by entering into these leases. Future minimum lease payments under non-cancelable operating leases recognized in operating expenses at December 31, 2011 are:

	2011	2010
Within one year	2,457	2,210
After one year but not more than five years	9,848	10,390
More than five years	8,479	11,521
	20,784	24,121

Payments recognized in operating expenses:

	2011	2010
Minimum lease payments	1,901	1,096
Sub-lease payments received	(109)	—
	1,792	1,096

Future minimum sub-lease payments expected to be received on non-cancelable leases are $2 million.

(b)     Capital commitments

	2011	2010
Capital commitments
Property, plant and equipment	126,150	15,809

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(c)     Contingent liabilities

Contingent liabilities

The Group is involved in various claims and litigation arising in the ordinary course and conduct of business. As the outcomes are uncertain, no amounts have been recorded in these consolidated financial statements. By their nature, contingencies will be resolved only when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

The significant claims and litigation matters are as follows:

(a)              Statements of claim were filed against Saskatchewan Power Corporation (“SaskPower”), HBMS and Churchill River Power Company Limited (“CRP”) on February 10, 1995, seeking an aggregate of $1 billion in compensatory damages and in excess of $100 million in punitive damages. These claims were filed in connection with the use and operation of the Whitesand Dam and the Island Falls Hydro Electric Station in Saskatchewan, which were transferred by CRP, formerly a wholly-owned subsidiary of HBMS, to SaskPower in 1981. As this matter has not been progressed since 1995, any potential liabilities are not reasonably determinable.

(b)             On December 20, 2004, a Statement of Claim was filed by the Peter Ballantyne Cree Nation against SaskPower, the Government of Canada and the Province of Saskatchewan. The action claims damages alleged as a result of the operation and use of the Whitesand Dam and Island Falls Hydro-Electric Station. HBMS and CRP have both been named as third parties in the action by SaskPower. It has come to Hudbay’s attention that CRP, a former subsidiary of HBMS that was dissolved, has been revived by SaskPower for the purpose of taking legal action against CRP for alleged breaches by CRP of its obligations under a certain Purchase and Sale Agreement made in 1981. Given the number of parties and the early stages of the proceedings, the resolution of the claims against CRP and HBMS is not reasonably determinable.

(c)              On March 2, 2007, a Statement of Claim was issued in the Manitoba Court of Queen’s Bench by Callinan Mines Limited against HBMS seeking declaratory relief, an accounting and an undisclosed amount of damages in connection with a Net Profits Interest and Royalty Agreement between HBMS and Callinan Mines Limited dated January 1, 1988. HBMS is defending the claims and the likelihood of success and potential liability are not reasonably determinable as no specific damages have yet been identified by the plaintiff.

Contingent assets

There were no significant contingent assets at December 31, 2011 or December 31, 2010.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

28.            Related parties

(a)              Group companies

The financial statements include the financial statements of the Company and the following significant subsidiaries, joint ventures and associates:

	Country of		Percentage owned or economic interest
Name	incorporation	Business	2011	2010
Subsidiaries:
Hudson Bay Mining and Smelting Co. Limited	Canada	Zinc and copper production	100%	100%
Hudson Bay Exploration and Development Company Limited	Canada	Exploration	100%	100%
Zochem Inc.	Canada	Zinc oxide production	—	100%
HudBay Marketing and Sales Inc.	Canada	Marketing and sales	100%	100%
White Pine Copper Refinery Inc.	U.S.	Copper refinery	—	100%
HudBay Metal Marketing Inc.	Canada	Marketing	100%	100%
Balmat Holding Corp.	U.S.	Holding company	100%	100%
St. Lawrence Zinc Company LLC	U.S.	Zinc	100%	100%
HudBay Michigan Inc.	U.S.	Exploration	100%	100%
HMI Nickel Inc.	Canada	Holding company	— (1)	100%
HudBay Peru Inc.	Canada	Holding company	100%	—
HudBay Peru S.A.C.	Peru	Exploration and development	100%	—

(1)During 2011, after the sale of Fenix, HMI Nickel Inc. was amalgamated with HudBay Minerals Inc.

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

(b)              Compensation of key management personnel

The Group’s key management includes members of the Board of Directors, Hudbay’s Chief Executive Officer, the Group’s senior vice presidents and vice presidents.

Total compensation to key management personnel was as follows:

	2011	2010
Short-term employee benefits(1)	$7,391	$6,036
Post-employment benefits	761	436
Termination benefits	2,310	4,828
Share-based payments	3,331	9,232
	$13,793	$20,532

(1) Such as salaries and social security contributions, paid annual leave and paid sick leave, profit-sharing and bonuses (if payable within twelve months of the end of the period) and non-monetary benefits (such as medical care, housing, cars and free or subsidised goods or services) for current employees.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

29.            Supplementary cash flow information

(a)              Change in non-cash working capital:

	December 31
	2011	2010
Change in:
Trade and other receivables	$28,315	$(37,825)
Inventories	17,993	10,300
Prepaid expenses and other current assets	(3,679)	(2,004)
Trade and other payables	(22,389)	42,337
Change in taxes payable relating to investment tax credits	(4,449)	(5,189)

	$15,791	$7,619

(b)              Non-cash transactions:

During the year ended December 31, 2011, the Group entered into the following non-cash investing and financing activities which are not reflected in the statement of cash flows:

•

Remeasurements of the Group’s provision for decommissioning liability led to increases in related assets of $30,875 primarily as a result of discount rate changes. For the year ended December 31, 2010, such increases in property, plant and equipment were $24,965;

•	Depreciation of $420 was capitalized for fixed assets in construction; and

•

As at December 31, 2011, additions to property, plant and equipment of $23,964 were purchased using trade credit which was not yet paid. These additions will be reflected in the statement of cash flows in the period payment is made.

(c)               Cash flows arising from the exploration for and evaluation of mineral properties:

	2011	2010
Operating activities:
Exploration and evaluation expenses	(46,923)	(81,729)
Change in exploration and evaluation receivables(1)	(2,696)	—
Change in exploration and evaluation payables	35	(101)
	(49,584)	(81,830)
Investing activities:
Exploration and evaluation asset additions	3,577	2,441
	3,577	2,441

(1) Relates to exploration expenditures expected to be reimbursed by a third party.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

30.            Segmented information

The Group is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Group. The Group’s main mining operations are located in Manitoba and Saskatchewan and are included in the Manitoba segment. The Manitoba revenue segment generates the Group’s revenues as it sells copper, zinc, gold, silver and other metals. The South America segment consists of the Group’s Constancia project in Peru, which Hudbay acquired on March 1, 2011, Hudbay Chile, Hudbay Colombia and Hudbay Panama. The “Other Segment” includes operating segments that are not individually significant, as they do not meet the quantitative thresholds, and include the Balmat segment which consists of a zinc mine and concentrator and the Michigan segment which includes the Back Forty property and other exploration properties. The Balmat mine suspended operations in August 2008. The Group previously disclosed HMI Nickel as a segment; however, upon selling the Fenix project in September 2011 (note 6), Hudbay reclassified these activities to loss from discontinued operations. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same. Segment profit or loss represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

2011	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$890,817	$—	$—	$—	$890,817
Cost of sales - mine operating costs	476,621	—	—	—	476,621
Cost of sales - depreciation and amortization	103,915	—	—	—	103,915
Cost of sales - impairment loss	6,839	—	—	—	6,839
Gross profit	303,442	—	—	—	303,442
Selling and administrative expenses	2,300	—	—	36,437	38,737
Exploration and evaluation	25,699	8,561	12,335	328	46,923
Other operating income	(3,170)	—	—	(204)	(3,374)
Other operating expense (income)	2,675	901	5,893	(164)	9,305

	$275,938	$(9,462)	$(18,228)	$(36,397)	$211,851
Finance income					(8,770)
Finance expenses					6,605
Other finance losses					4,991
Profit before tax					209,025
Tax expense					133,829
Profit from continuing operations					75,196
Loss from discontinued operations					(238,784)
Loss for the year					$(163,588)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

2011	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Total assets	$1,011,146	$722,870	$23,040	$691,764	$2,448,820
Total liabilities	436,659	154,903	20,864	21,036	633,462
Property, plant and equipment	588,775	588,532	19,773	5,965	1,203,045
Additions to property, plant and equipment(1):
- continuing operations	199,580	33,837	3,577	4,623	241,617
- discontinued operations	—	—	7,163	—	7,163
Additions to other non-current assets (intangibles)	5,692	—	—	—	5,692

(1) Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 29.

2010	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$781,032	$—	$—	$—	$781,032
Cost of sales - mine operating costs	431,513	—	—	—	431,513
Cost of sales - depreciation and amortization	116,488	—	—	—	116,488
Gross profit	233,031	—	—	—	233,031
Selling and administrative expenses	2,831	—	—	25,361	28,192
Exploration and evaluation	69,644	447	11,304	781	81,729
Other operating income	(812)	—	—	—	(812)
Other operating expense (income)	4,227	—	9,562	—	13,789

	$157,141	$(447)	$(20,866)	$(26,142)	$110,133
Finance income					(6,351)
Finance expenses					4,378
Other finance losses					3,437
Profit before tax					108,669
Tax expense					68,254
Profit from continuing operations					40,415
Loss from discontinued operations					(19,398)
Profit for the year					$21,017

Total assets(1)	$1,517,713	$—	$18,476	$547,355	$2,083,544
Total liabilities(1)	420,216	100	17,758	11,751	449,725
Property, plant and equipment(1)	444,371	—	371,605	1,582	817,558
Additions to property, plant and equipment(2):
- continuing operations	107,671	—	4,985	129	112,785
- discontinued operations	—	—	94	—	94
Additions to other non-current assets (intangibles)	4,691	—	—	—	4,691

(1) Other includes amounts related to discontinued operations.

(2) Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 29.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

During the year ended December 31, 2011, four customers accounted for approximately 21%, 17%, 15% and 11% respectively of total revenue during the year. During the year ended December 31, 2010 three customers accounted for approximately 22%, 8% and 5% of total revenue, respectively. Revenues from these customers have been presented in the Manitoba operating segment.

31.            Transition to IFRS

These consolidated financial statements are the first annual consolidated financial statements prepared in accordance with IFRS.

The accounting policies disclosed in note 3 of these consolidated financial statements have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the comparative information for year ended December 31, 2010 and in the preparation of an opening IFRS balance sheet as at January 1, 2010 (the Group’s transition date).

In preparing its opening IFRS balance sheet, the Group has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP. An explanation of the effect of transition from Canadian GAAP to IFRS on the Group’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Exemptions applied:

IFRS 1, First-time Adoption of International Financial Reporting Standards, allows first-time adopters certain optional exemptions from full retrospective application of IFRS. The Group applied the following exemptions as at January 1, 2010, its date of transition to IFRS:

•                      Business combination exemption — The Group has elected not to apply IFRS 3, Business Combinations, retrospectively to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010. This exemption also applies to purchases accounted for as asset acquisitions under Canadian GAAP that would qualify as business combinations under IFRS 3 (2008), which contains a broader definition of a business. The Group has determined that its 2008 acquisition of HMI Nickel would qualify as a business combination under IFRS 3 (2008). Accordingly, the Group has carried forward its Canadian GAAP accounting treatment for such acquisitions. In addition, and as a condition under IFRS 1 in applying this exemption, goodwill relating to business combinations that occurred prior to January 1, 2010 requires testing for impairment at the date of transition. However, no goodwill was recognized in the Canadian GAAP accounting treatment for such acquisitions.

•                      Employee benefits exemptions — The Group has elected to recognize all cumulative (and previously unrecognized) actuarial gains and losses in retained earnings for defined benefit plans as at January 1, 2010. The Group has also elected not to provide additional disclosures regarding employee benefit plans, including certain information in respect of defined benefit plans for the previous four annual periods, to the extent that such disclosures relate to a period prior to the Group’s date of transition to IFRS.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

•                      Exemption for decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment — The Group has elected not to apply IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, retrospectively to determine the amount of decommissioning, restoration and similar liabilities to be included in the carrying value of property, plant and equipment as at January 1, 2010. Instead, the Group has determined such carrying values by determining the amount of the liability as at January 1, 2010 in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, estimating the amount that would have been included in the cost of the related asset when the liability first arose and calculating the accumulated depreciation on that amount as at January 1, 2010 based on the Group’s current estimate of the useful life of the asset and the depreciation policy applied in accordance with IFRS.

•                     Deemed cost exemption — The Group has elected to use its GAAP revaluation amount as at September 30, 2008 as deemed cost for its Balmat property, plant and equipment as at this date. On September 30, 2008, the Group revalued these Balmat assets to their fair value of nil as a result of recognizing impairment losses, as previously reported in the Group’s Canadian GAAP December 31, 2008 audited annual consolidated financial statements.

•                      Cumulative translation differences exemption — The Group has elected to deem cumulative translation differences for all foreign operations to be zero at January 1, 2010, and reclassify any such amounts determined in accordance with Canadian GAAP at that date to retained earnings.

•                      Borrowing costs exemption — The Group has elected to apply IAS 23, Borrowing Costs, prospectively to borrowing costs related to qualifying assets for which the commencement date for capitalization was on or after August 1, 2008. Accordingly, the Group has carried forward its Canadian GAAP accounting treatment for borrowing costs related to qualifying assets for which the commencement date for capitalization was prior to August 1, 2008.

•                      Share-based payment exemption — The Group has elected not to apply IFRS 2, Share-based Payment, retrospectively to equity instruments in share-based payment transactions that were granted on or before November 7, 2002, equity instruments granted after November 7, 2002 that vested before January 1, 2010, and liabilities for cash-settled share-based payment transactions that were settled before January 1, 2010.

•                      Lease exemption — The Group has elected to determine whether arrangements existing at January 1, 2010 contain a lease on the basis of facts and circumstances existing at that date.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Mandatory exceptions:

IFRS 1 requires certain mandatory exceptions to retrospective application of IFRS. The following mandatory exceptions were applicable to the Group’s transition to IFRS:

•                      Estimates — Hindsight is not used to create or revise estimates. The Group has not revised estimates previously made under Canadian GAAP, except for adjustments required to reflect any difference in accounting policies or calculations. In particular, estimates at the date of transition to IFRS of market prices, interest rates and foreign exchange rates reflect market conditions at that date.

•                      Hedge accounting — Hedging relationships cannot be retrospectively designated or retrospectively de-designated. The Group designated new hedging relationships in 2009 using documentation that satisfied both Canadian GAAP and IFRS requirements. In addition, in 2010, the Group continued to reclassify gains and losses from its hedging reserve to the income statement for a hedging relationship that was designated in 2007 under Canadian GAAP and discontinued in 2008 upon settlement of the hedging derivatives. This treatment was consistent with IFRS requirements. The Group did not record any retrospective adjustments to hedge accounting upon transition to IFRS.

Reconciliation of equity as at January 1, 2010 and December 31, 2010

		Jan. 1, 2010	Dec. 31,
	Notes	(transition date)	2010
Total equity under Canadian GAAP		$1,698,484	$1,748,981

Adjustments to equity, net of tax
Exploration and evaluation	a	(21,339)	(54,005)
Decommissioning and restoration liabilities and assets	b	(14,930)	(24,164)
Property, plant and equipment	c	(5,058)	(10,796)
Functional currency	d	(4,561)	(25,033)
Employee benefits	e	(3,641)	(2,682)
Provisions	f	(1,034)	(698)
“Own-use” derivatives	g	307	1,896
Non-controlling interest	h	1,356	49
Effect of re-measuring taxes	i	—	271
Net adjustment to equity		(48,900)	(115,162)

Total equity under IFRS		$1,649,584	$1,633,819

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Reconciliation of statement of comprehensive income for the year ended December 31, 2010

			Year ended
			Dec. 31 2010
	Notes	Before tax	Net of tax
Total comprehensive income under Canadian GAAP			$105,290

Adjustments to profit:
Exploration and evaluation	a	(53,569)	(32,666)
Decommissioning and restoration liabilities and assets	b	(4,499)	(9,236)
Property, plant and equipment	c	(9,336)	(5,738)
Functional currency	d	(5,397)	(5,397)
Employee benefits	e	1,330	959
Provisions	f	473	337
“Own-use” derivatives	g	2,215	1,589
Effect of re-measuring taxes	i	—	1,019
Share-based payment	j	118	118
Other		(6)	(6)

Total adjustment to profit		(68,671)	(49,021)
Adjustment to other comprehensive income (loss):
Functional currency	d	(15,070)	(15,070)
Available-for-sale investments	i		(386)
Other		(2)	(1)

Total adjustment to OCI (loss)		(15,072)	(15,457)

Total adjustment to comprehensive income		(83,743)	(64,478)

Total comprehensive income under IFRS			$40,812

Notes to reconciliations:

Transition to IFRS has resulted in the following adjustments as a result of applying the Group’s IFRS accounting policies as at January 1, 2010:

(a)              Exploration for and evaluation of mineral resources

The Group has selected an IFRS policy to expense the cost of its exploration and evaluation (“E&E”) activities and to capitalize the cost of acquiring interests in mineral rights, licenses and properties in business combinations, asset acquisitions or option agreements. Application of this policy resulted in a transition adjustment to reverse the Lalor project assets previously capitalized under Canadian GAAP, as the amounts arose from E&E activities rather than acquisitions. Under IFRS, the Group began capitalizing Lalor project expenditures in January 2011, when it reached the end of the E&E phase. At that time, the Group had completed a preliminary feasibility study, some

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

of the resources had been converted to reserves, and management had determined it was probable the property would be developed into a mine.

Under IFRS, the Group capitalizes option payments and records option payments received as a reduction to the cost of the related E&E asset, with any excess over cost recognized as a gain in the income statement. Upon transition to IFRS, the Group recorded adjustments to reduce the cost of E&E assets for option payments previously received and recorded in the income statement under Canadian GAAP. The Group also recorded adjustments to increase the cost of E&E assets for option payments it previously expensed under Canadian GAAP.

	Jan. 1,	Dec. 31,
Balance sheet	2010	2010

Decrease in exploration and evaluation assets within property, plant and equipment:
- Lalor Project	$(32,779)	$(86,123)
- Option payments	(882)	(1,107)
Tax effect:
- Income taxes	9,070	23,474
- Mining taxes	3,252	9,751

Decrease in retained earnings	$(21,339)	$(54,005)

Year ended
Dec. 31,
Statement of comprehensive income	2010

Increase in exploration and evaluation expense	$(53,569)
Tax effect:
- Income taxes	14,404
- Mining taxes	6,499

Decrease in comprehensive income	$(32,666)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(b)              Decommissioning and restoration

As noted above, the Group applied the IFRS 1 exemption related to decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment.

Under Canadian GAAP, the Group applied a credit-adjusted, risk-free rate to measure its decommissioning and restoration liabilities and did not re-measure the liabilities as a result of changes in the discount rate. Under IFRS, the Group reflects risk in estimated future cash flows and applies a risk-free rate when measuring decommissioning and restoration liabilities and, in subsequent periods, re-measures the liabilities to reflect changes in the discount rate. Differences between historical, credit-adjusted Canadian GAAP discount rates and current, risk-free IFRS discount rates resulted in IFRS transition adjustments to increase decommissioning and restoration liabilities.

The increase in these liabilities also led to IFRS transition adjustments to increase the carrying value of decommissioning and restoration assets. Changes in decommissioning and restoration liabilities related to properties that have no remaining useful life are recorded against other operating expense. The changes to liability and asset balances also affected finance expense related to the unwinding of discounts on liabilities and depreciation expense.

	Jan. 1,	Dec. 31,
Balance sheet	2010	2010

Increase in decommissioning, restoration and similar liabilities	$(31,100)	$(51,814)
Increase in decommissioning and restoration assets within property, plant and equipment	24,275	40,490
Tax effect:
- Income taxes	(5,880)	(9,119)
- Mining taxes	(2,169)	(3,668)
Increase in non-controlling interest	(56)	(53)

Decrease in retained earnings	$(14,930)	$(24,164)

Year ended
Dec. 31,
Statement of comprehensive income	2010

Decrease in finance expense - unwinding of discounts on provisions	$1,389
Increase in other operating expense - cost of non-producing properties	(2,562)
Increase in cost of sales - depreciation and amortization	(3,326)
Tax effect:
- Income taxes	(3,238)
- Mining taxes	(1,499)

Decrease in comprehensive income	$(9,236)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(c)               Property, plant and equipment

IFRS requires capitalized costs to be directly attributable to bringing assets to a working condition for their intended use and requires depreciation to be calculated separately for individual components of an item of property, plant and equipment that have costs significant in relation to the total cost of the item. Under IFRS, components may be physical or non-physical. Costs of major inspections and overhauls are capitalized as separate components and depreciated over the useful lives of the major inspection or overhaul. Requirements under Canadian GAAP, while similar, are less specific.

Application of IFRS required the Group to account for components at a more detailed level. Identification of additional components with shorter useful lives than that of the item of property, plant and equipment resulted in IFRS transition adjustments to increase accumulated depreciation. For certain equipment, the increase in accumulated depreciation also reflected a change in depreciation method from unit-of-production to straight-line because the expected pattern of future economic benefits was different at the lower level of componentization.

The Group recorded IFRS transition adjustments to increase the carrying value of property, plant and equipment for major inspection and overhauls of mobile equipment that required capitalization as separate components under IFRS but were expensed under Canadian GAAP.

In addition, IFRS requires depreciation of equipment used in construction projects to be capitalized. Canadian GAAP requirements, while similar, are less specific. The Group has recorded IFRS adjustments to reflect the capitalization of depreciation of equipment used in capital mine development. This resulted in increases to the capital cost of mining properties.

The Group recorded IFRS transition adjustments to decrease the carrying value of property, plant and equipment for owners’ costs that were capitalized to a development project under Canadian GAAP but under IFRS are not considered directly attributable to bringing the assets to a working condition for their intended use.

These changes resulted in adjustments to the Group’s depreciation expense throughout its 2010 transition year.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

	Jan. 1,	Dec. 31,
Balance sheet	2010	2010

Decrease in property, plant and equipment	$(7,994)	$(17,330)
Tax effect:
- Income taxes	2,149	4,656
- Mining taxes	787	1,878

Decrease in retained earnings	$(5,058)	$(10,796)

Year ended
Dec. 31,
Statement of comprehensive income	2010

Increase in cost of sales - depreciation and amortization and cost of sales - mine operating costs	$(9,336)
Tax effect:
- Income taxes	2,507
- Mining taxes	1,091

Decrease in comprehensive income	$(5,738)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(d)              Functional currency

IFRS requirements for determining the functional currency of an entity are more specific than those in Canadian GAAP. Under Canadian GAAP, the measurement currency of all Group entities was the Canadian dollar. Under IFRS, the Group determined the functional currency of its Guatemalan operations is the US dollar. To simplify the calculation of the transition adjustments, the Group elected the IFRS 1 exemption to deem cumulative translation differences to be zero as at January 1, 2010; accordingly, the Group recorded the differences identified against retained earnings, rather than determining the portion that would otherwise have been recognized as cumulative translation differences in the foreign currency reserve. The Group gained control of the Back Forty project in Michigan during the third quarter of 2010 and identified a similar difference in functional currency between Canadian GAAP and IFRS.

	Jan. 1,	Dec. 31,
Balance sheet	2010	2010

Decrease in capital works in progress within property, plant and equipment	$(4,566)	$(24,302)
Decrease in E&E assets within within property, plant and equipment	(18)	(979)
Decrease in decommissioning and restoration liabilities	24	240
(Increase) decrease in other liabilities	(1)	8

Decrease in equity	$(4,561)	$(25,033)

Year ended
Dec. 31,
Statement of comprehensive income	2010

Change in other finance losses - foreign exchange	$(5,397)
Decrease in other comprehensive income - net loss on translation of foreign operations	(15,070)

Decrease in comprehensive income	$(20,467)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(e)               Employee benefits

Under IFRS, past service costs are recognized over the vesting period, whereas Canadian GAAP allows recognition of past service costs over the expected average remaining service period. As a result, the Group recorded a transition adjustment to charge unamortized, vested past service costs to retained earnings. Also, as noted above, the Group elected the IFRS 1 exemption to reset unamortized actuarial gains and losses to zero as at January 1, 2010 with an adjustment against retained earnings.

IFRS currently in effect provide a policy choice for ongoing recognition of actuarial gains and losses. Entities may opt to recognize actuarial gains and losses in profit or loss, applying either the corridor method or an approach that results in faster recognition; alternately, entities may recognize actuarial gains and losses immediately in other comprehensive income. The Group chose to continue to apply the corridor method to recognize actuarial gains and losses in profit or loss under IFRS.

The transition adjustments described above, together with the Group’s policy choice for recognition of actuarial gains and losses under the corridor method, caused ongoing IFRS adjustments during the Group’s 2010 transition year.

	Jan. 1,	Dec. 31,
Balance sheet	2010	2010

Charge unamortized, vested past service costs to retained earnings: increase in pension obligations	$(3,923)	$(2,617)
Charge unamortized actuarial gains and losses to retained earnings:
- Decrease in pension obligations	4,376	4,400
- Increase in other employee benefits	(3,988)	(3,988)
Tax effect - income taxes	(106)	(477)

Decrease in retained earnings	$(3,641)	$(2,682)

Year ended
Dec. 31,
Statement of comprehensive income	2010

Decrease in cost of sales - mine operating costs	$1,330
Tax effect - income taxes	(371)

Increase in comprehensive income	$959

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(f)                 Provisions

IFRS requires recognition of provisions that are constructive obligations, which arise when an entity’s past practice or sufficiently detailed public statements have created a valid expectation in other parties that it will carry out an action. The Group recorded transition adjustments for donation commitments previously made that require recognition under IFRS as constructive obligations but under Canadian GAAP were recorded as payments were made.

	Jan. 1,	Dec. 31,
Balance sheet	2010	2010

Increase in other provisions
- Current (presented in other liabilities)	$(546)	$(524)
- Non-current	(810)	(359)
Tax effect - income taxes	317	181
Decrease in non-controlling interest	5	4

Decrease in retained earnings	$(1,034)	$(698)

Year ended
Dec. 31,
Statement of comprehensive income	2010

Decrease in cost of sales - mine operating costs	$237
Decrease in selling and administrative expenses	200
Decrease in other operating expenses	36
Tax effect - income taxes	(136)

Increase in comprehensive income	$337

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(g)              “Own-use” derivatives

Under IFRS, contracts to buy or sell non-financial items that meet the definition of a derivative but were entered into and are held in accordance with the Group’s expected purchase, sale or usage requirements are exempt from being treated as derivatives. This exemption is applied automatically under IFRS. Under Canadian GAAP, this exemption from derivative treatment is elective, not mandatory, and must be documented before it can be applied.

The Group recorded an IFRS transition adjustment to de-recognize derivative assets and liabilities recorded under Canadian GAAP for fixed-price zinc sales contracts that are accounted for using the “own-use” exemption under IFRS. Under Canadian GAAP, the Group had chosen not to apply the elective exemption to these contracts.

	Jan. 1,
Balance sheet	2010	Dec. 31,

Decrease in derivative assets	$(151)	$(17)
Decrease in derivative liabilities	596	2,677
Tax effect - income taxes	(138)	(764)

Increase in retained earnings	$307	$1,896

Year ended
Dec. 31,
Statement of comprehensive income	2010

Increase in revenue - zinc	$2,215
Tax effect - income taxes	(626)

Increase in comprehensive income	$1,589

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(h)              Non-controlling interest

IFRS requires presentation of non-controlling interests within equity on the balance sheet, separate from the equity of the owners of the parent entity. The Group has recorded a transition adjustment to reclassify non-controlling interests to equity from other long-term liabilities. The Group reflected the same reclassification as at January 1, 2010 in its Canadian GAAP financial statements upon early adoption of a new Canadian GAAP standard for non-controlling interests. This transition adjustment had no impact on retained earnings.

In addition, the Group recorded changes to non-controlling interests as a result of other transition adjustments.

	Jan. 1,	Dec. 31,
Balance sheet	2010	2010

Decrease in other long-term liabilities	$1,305	$—
Effect on non-controlling interest as a result of other transition adjustments	51	49
Increase in equity (non-controlling interest)	1,356	49
Effect on non-controlling interest arising from a change in functional currency	—	(326)

Total increase (decrease) in non-controlling interest	$1,356	$(277)

(i)                  Equity reclassifications and adjustments for tax purposes

Under IFRS, current and deferred taxes are normally recognized in the income statement except to the extent that tax arises from an item that has been recognized outside the income statement. Accordingly, the effect of re-measuring taxes that were initially recognized outside the income statement is recorded in equity or other comprehensive income as applicable. The practice of tracking the re-measurement of taxes back to the item that originally triggered the recognition is commonly referred to as “backwards tracing”. Canadian GAAP prohibits backwards tracing, except on business combinations and financial reorganizations; accordingly, the effect of re-measuring taxes is generally recognized in the income statement, even if the taxes were initially recognized outside the income statement.

Under Canadian GAAP, the Group recognized the effect of re-measuring taxes related to available-for-sale investments, cash flow hedges and certain share issue costs in the income statement. Upon transition to IFRS, Hudbay recorded an adjustment to reclassify the effect of re-measuring taxes related to these items within equity, from retained earnings to reserves within share capital. These backwards tracing adjustments had no impact on total equity. Backwards tracing adjustments during the 2010 fiscal year also affected income tax expense.

In the past under Canadian GAAP, the Group recognized the effect of the renunciation of tax deductions to holders of flow-through shares as a cost of issuing equity while under IFRS the renunciation of tax deductions is treated as a future tax expense. Upon transition to IFRS, Hudbay recorded an adjustment to reclassify the effect of the renunciation of tax deductions related to flow-through shares within equity, from reserves within share capital to retained earnings.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

In addition, during the three months ended June 30, 2010, the Group adjusted its estimate of deferred mining taxes related to IFRS adjustments as a result of changes in assumptions related to the tax rate that will be applicable when temporary differences reverse. The province of Manitoba imposes a mining tax rate based on the level of mining profit of mineral products mined in the province. Consequently, changes in assumptions regarding future mining profit can significantly affect the applicable tax rate.

	Jan. 1,	Dec. 31,
Balance sheet	2010	2010

Backwards tracing - share issue costs
- Increase to share capital	$(5,931)	$(5,931)
Flow through shares
- Increase to share capital	(6,369)	(6,369)
Backwards tracing - other comprehensive income
- Increase to available-for-sale reserve	(491)	(491)
- Decrease to hedging reserve	140	140
Effect of change in estimates
- Income taxes - increase to deferred tax liability	—	(300)
- Mining taxes - increase to deferred tax asset	—	571

Decrease in retained earnings	$(12,651)	$(12,380)

Year ended
Dec. 31,
Statement of comprehensive income	2010

Transfer from available-for-sale reserve to income statement:
Decrease in income tax expense	$386
Decrease in OCI	(386)
Decrease in income tax expense	62
Decrease in mining tax expense	571

Increase in comprehensive income	$633

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(j)                 Share-based payment

IFRS requires measurement of equity-settled instruments based on the number of equity instruments that are expected to vest, unless forfeitures are due to market-based conditions. Under Canadian GAAP, Hudbay accrues compensation cost as if all equity instruments granted were expected to vest and recognizes the effect of actual forfeitures as they occur.

Upon transition to IFRS, the Group calculated an adjustment to reflect the effect of estimating forfeitures for unvested stock options outstanding as at January 1, 2010 and reclassified amounts within equity, from other capital reserve to retained earnings. The Group determined its estimate of forfeitures using historical information available at the transition date.

This transition adjustment had no impact on total equity.

Balance sheet	Jan. 1, 2010	Dec. 31, 2010

Decrease in other capital reserve	$232	$350

Increase in retained earnings	$232	$350

Year ended
Dec. 31,
Statement of comprehensive income	2010

Decrease in selling and administrative expenses - share-based payment	$118

Increase in comprehensive income	$118

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

(k)              Other reclassifications not affecting total equity

The Group’s opening balance sheet reflects the following reclassifications:

•                      Materials and supplies inventory of $5,188 (December 31, 2010 - $6,052) was reclassified to non-current inventories.

•                      Current future tax assets of $23,152 (December 31, 2010 - $15,431) and current future tax liabilities of $75 (December 31, 2010 - $0; presented in current portion of other liabilities) were reclassified to non-current deferred tax assets and liabilities, as IFRS does not permit current asset / liability presentation for deferred taxes.

•                      Available-for-sale investments of $27,249 (December 31, 2010 - $104,990) were presented on a separate balance sheet line under Canadian GAAP and have been reclassified to other financial assets under IFRS.

•                      Non-current prepaid expenses of $0 (December 31, 2010 - $1,884) were included in other assets under Canadian GAAP and have been reclassified to a separate balance sheet line under IFRS.

•                      Non-current future tax assets of $19,720 (December 31, 2010 - $8,636; presented in other assets) were reclassified to a separate line titled deferred tax assets.

•                      Intangible assets (capitalized computer software) of $1,967 (December 31, 2010 - $7,083) were reclassified from other assets to a separate line on the balance sheet.

•                      Current derivative liabilities of $3,503 (December 31, 2010 - $5,445) were reclassified from current portion of other liabilities to a separate line on the balance sheet.

•                      Accruals of $3,626 (December 31, 2010 - $1,603) were reclassified from accounts payable and accrued liabilities to current provisions (presented in other liabilities).

•                      Accruals of $651 (December 31, 2010 - $879) were reclassified from accounts payable and accrued liabilities to current other employee benefits (presented in other liabilities).

•                      Accruals of $3,659 (December 31, 2010 - $3,446) were reclassified from accounts payable and accrued liabilities to non-current other employee benefits.

•                      Liabilities for deferred share units of $1,190 (December 31, 2010 - $3,167) were reclassified from other employee future benefits and stock-based compensation to current provisions (presented in other liabilities).

•                      Liabilities for restricted share units of $0 (December 31, 2010 - $1,641) were reclassified from other employee future benefits and stock-based compensation to non-current provisions.

•                      Contributed surplus of $26,717 (December 31, 2010 - $24,205) was reclassified within equity to reserves (other capital reserves).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

The Group’s statement of comprehensive income for the year ended December 31, 2010 reflects the following reclassifications:

•                      Depreciation expense of $103,399 was reclassified into the functions cost of sales, selling and administrative expenses and other operating expenses.

•                      Stock-based compensation expense of $6,511 was reclassified primarily into the functions cost of sales and selling and administrative expenses.

•                      Accretion expense of $4,352 related to decommissioning and restoration liabilities was reclassified to finance expense (unwinding of discounts on provisions).

•                      Foreign exchange losses of $8,477 were reclassified from operating expenses to other finance gains/losses.

•                      Costs of non-producing properties of $22,882 were reclassified out of operating expenses and into other operating expenses.

•                      Administrative expenses of $8,139 directly related to producing properties were reclassified out of general and administrative expenses and into cost of sales.

•                      Selling costs of $2,769 were reclassified out of operating expenses and into selling and administrative expenses.

•                      Capital tax and other expenses of $597 were reclassified from operating expenses to finance expenses.

•                      Gains on the disposal of available-for-sale investments of $2,124 were reclassified from interest and other income to other finance gains/losses.

•                      Amounts of $162 were reclassified among interest and other income, other operating income and finance expenses.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Effect of transition to IFRS on the balance sheet as at January 1, 2010 (date of transition to IFRS)

	Canadian GAAP	IFRS Reclassification	IFRS adjustment	Notes	IFRS	IFRS captions
Assets:						Assets:
Current assets:						Current assets:
Cash and cash equivalents	886,814				886,814	Cash and cash equivalents
Accounts receivable	40,187	(1)	(1)		40,185	Trade and other receivables
Inventories	131,128	(5,188)		k	125,940	Inventories
Prepaid expenses and other current assets	7,990				7,990	Prepaid expenses and other current assets
Current portion of fair value of derivatives	1,106		(151)	g	955	Other financial assets
Income taxes receivable	15,313				15,313	Taxes receivable
Future tax assets	23,152	(23,152)		k	—
	1,105,690	(28,341)	(152)		1,077,197
	—	5,188		k	5,188	Inventories
AFS investments	27,249	(27,249)		k	—
Other assets	81,113	5,563	—	k	86,676	Other financial assets
	—	1,967		k	1,967	Intangible assets
Property, plant and equipment	818,634		(21,965)	a,b,c,d	796,669	Property, plant and equipment
	—	29,597	1,737	a,b,c,f,k	31,334	Deferred tax assets
	2,032,686	(13,275)	(20,380)		1,999,031

Liabilities and Shareholders’ Equity:						Liabilities and Equity:
Current liabilities:						Current liabilities:
Accounts payable and accrued liabilities	119,738	(7,936)		k	111,802	Trade and other payables
Taxes payable	—				—	Taxes payable
	—	3,503	(596)	g,k	2,907	Derivative liabilities
Current portion of other liabilities	40,228	1,889	543	d,f,k	42,660	Other liabilities
	159,966	(2,544)	(53)		157,369
Pension obligations	516		(453)	e	63	Pension obligations
Other employee future benefits and DSUs	81,287	2,469	3,988	e,k	87,744	Other employee benefits
Asset retirement obligations	49,133		31,888	b,d,f	81,021	Provisions
Fair value of derivatives	7,068				7,068	Derivative liabilities
Other liabilities	1,305		(1,305)	h	—
Future income tax	34,927	(13,200)	(5,545)	a,b,c,e,f,g,k	16,182	Deferred tax liabilities
	334,202	(13,275)	28,520		349,447
Shareholders’ equity:						Equity:
Common shares	644,127		12,300	i	656,427	Share capital
Contributed surplus	26,717	(26,717)		k	—
Retained earnings	1,021,195		(62,677)	a,b,c,d,e,f,g,i,j	958,518	Retained earnings
Accumulated other comprehensive income	6,445	26,717	118	i,j,k	33,280	Reserves
Non-controlling interest	—		1,359	b,f,h	1,359	Non-controlling interests
	1,698,484	—	(48,900)		1,649,584
	2,032,686	(13,275)	(20,380)		1,999,031

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Effect of transition to IFRS on the balance sheet as at December 31, 2010

Canadian GAAP captions	Canadian GAAP	Reclassification	IFRS adjustment	Notes	IFRS	IFRS captions
Assets:						Assets:
Current assets:						Current assets:
Cash and cash equivalents	901,693				901,693	Cash and cash equivalents
Accounts receivable	78,168				78,168	Trade and other receivables
Inventories	121,694	(6,052)		k	115,642	Inventories
Prepaid expenses and other current assets	9,992	2			9,994	Prepaid expenses and other current assets
Current portion of fair value of derivatives	3,813		(18)	g	3,795	Other financial assets
Income taxes receivable	99				99	Taxes receivable
Future tax assets	15,431	(15,431)		k	—
	1,130,890	(21,481)	(18)		1,109,391
	—	6,052		k	6,052	Inventories
AFS investments	104,990	(104,990)		k	—
	—	1,884	—	k	1,884	Prepaid expenses
Other assets	30,300	87,386	—	k	117,686	Other financial assets
	—	7,083		k	7,083	Intangible assets
Property, plant and equipment	906,906		(89,348)	a,b,c,d	817,558	Property, plant and equipment
	—	15,550	8,340	a,b,c,f,i,k	23,890	Deferred tax assets
	2,173,086	(8,516)	(81,026)		2,083,544

Liabilities and Shareholders’ Equity:						Liabilities and Equity:
Current liabilities:						Current liabilities:
Accounts payable and accrued liabilities	139,480	(5,928)	45	d,k	133,597	Trade and other payables
Taxes payable	33,088				33,088	Taxes payable
	—	5,445	(2,678)	g,k	2,767	Derivative liabilities
Current portion of other liabilities	55,800	204	449	d,f,k	56,453	Other liabilities
	228,368	(279)	(2,184)		225,905
Pension obligations	2,604		(1,782)	e	822	Pension obligations
Other employee future benefits and stock-based compensation	90,439	(1,362)	3,989	e,k	93,066	Other employee benefits
Asset retirement obligations	58,915	1,641	51,958	b,d,f,k	112,514	Provisions
Fair value of derivatives	1,633		(1)		1,632	Derivative liabilities
Future income tax	42,146	(8,516)	(17,844)	a,b,c,e,f,g,i	15,786	Deferred tax liabilities
	424,105	(8,516)	34,136		449,725
Shareholders’ equity:						Equity:
Common shares	629,861		12,300	i	642,161	Share capital
Contributed surplus	24,205	(24,205)		k	—
Retained earnings	1,043,516		(112,052)	a,b,c,d,e,f,g,i,j	931,464	Retained earnings
Accumulated other comprehensive income	41,697	24,205	(15,130)	d,i,j,k	50,772	Reserves
Non-controlling interest	9,702		(280)	b,d,f,h	9,422	Non-controlling interests
	1,748,981	—	(115,162)		1,633,819
	2,173,086	(8,516)	(81,026)		2,083,544

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Effect of transition to IFRS on statement of comprehensive income for the year ended December 31, 2010

Canadian GAAP captions	Canadian GAAP	IFRS reclass-ification	IFRS adjust-ment	Reclassify loss from discontinued operations	Notes	IFRS	IFRS captions
Revenue	778,818		2,214	—	g	781,032	Revenue
Operating expenses	(451,106)	17,216	2,377	—	c,e,f,k	(431,513)	Cost of sale - mine operating costs
Depreciation and amortization	(103,399)	382	(13,471)	—	b,c,k	(116,488)	Cost of sales - depreciation and amortization
General and administrative	(28,132)	(378)	318	—	f, j,k	(28,192)	Selling and administrative
Stock-based compensation	(6,511)	6,511			k	—
Accretion	(4,352)	4,352			k	—
Foreign exchange gain (loss)	(8,477)	8,477			k	—
Exploration	(29,822)	(104)	(53,568)	1,765	a,k	(81,729)	Exploration and evaluation
		803		9	k	812	Other operating income
		(23,032)	(2,525)	11,768	b,f,k	(13,789)	Other operating expenses
Interest and other income	8,323	(1,961)		(11)	k	6,351	Finance income
	—	(5,914)	1,383	153	b,k	(4,378)	Finance expenses
Gain (loss) on derivative instruments	2,763	(6,352)	(5,397)	5,549	d,k	(3,437)	Other finance gains (losses)
Earnings before tax	158,105	—	(68,669)	19,233		108,669	Profit before tax
Tax (expense) benefit	(88,067)		19,648	165	a,b,c,e,f,g,i	(68,254)	Tax (expense) benefit
Profit from continuing operations	70,038		(49,021)	19,398		40,415	Profit from continuing operations
Loss from discontinued operations	—			(19,398)		(19,398)	Loss from discontinued operations
Net earnings for the period	70,038		(49,021)	—		21,017	Profit for the year

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Canadian GAAP captions	Canadian GAAP	IFRS reclass-ification	IFRS adjust-ment	Reclassify loss from discontinued operations	Notes	IFRS	IFRS captions
Net earnings for the period	70,038		(49,021)			21,017	Profit for the year
Other comprehensive income (loss), net of tax:							Other comprehensive income (loss), net of tax:
Cash flow hedges	3,019		(1)	—	i	3,018	Cash flow hedges
AFS investments	32,233		(386)	—		31,847	AFS investments
Currency translation adjustments	—		(15,070)	—	d	(15,070)	Foreign currency translation
Other comprehensive income (loss), net of tax	35,252		(15,457)	—		19,795	Other comprehensive income (loss), net of tax

Total comprehensive income for the period	105,290	—	(64,478)	—		40,812	Total comprehensive income

Attributable to:							Attributable to:
Equity holders of the Company	108,237	—	(64,145)	—	a,b,c,d,e,f,g,i,j	44,092	Equity holders of the Company
Non-controlling interest	(2,947)	—	(333)	—	b,h	(3,280)	Non-controlling interest
Total comprehensive income	105,290	—	(64,478)	—		40,812	Total comprehensive income

Earnings per share							Earnings per share
Basic	$0.48		$(0.33)			$0.15	Basic
Diluted	$0.48		$(0.33)			$0.15	Diluted

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2011 and 2010

Effect of transition to IFRS on statement of cash flows for the year ended December 31, 2010:

	Canadian GAAP	IFRS changes	IFRS
Net cash flows from operating activities	$255,590	$(60,427)	$195,163
Net cash flows from investing activities	(162,275)	60,427	(101,848)
Net cash flows from financing activities	(75,610)	—	(75,610)
Effect of movement in exchange rates on cash and cash equivalents	(2,826)	—	(2,826)
Net increase (decrease) in cash and cash equivalents	14,879	—	14,879
Cash and cash equivalents, beginning of period	886,814	—	886,814
Cash and cash equivalents, end of period	$901,693	$—	$901,693

Significant reclassifications in the Group’s statement of cash flows for the year ended December 31, 2010 include:

•                      Expenditures of $53,344 on the Group’s Lalor project have been classified in operating activities, consistent with the adjustment to reverse the Lalor project assets previously capitalized under Canadian GAAP.

•                      Expenditures of $810 on major overhauls and inspections have been classified as investing activities. These costs are capitalized under IFRS but were previously expensed under Canadian GAAP.

•                      Option payments received of $225 have been classified in investing activities. These amounts were recognized in the income statement under Canadian GAAP.

•                      Interest income received of $5,664 has been reclassified from operating activities to investing activities, consistent with the Group’s IFRS policy choice.